                                                  Filed Pursuant to 424(b)(1)
                                                  Registration Number: 333-90138

PROSPECTUS

                                4,192,380 SHARES

                              QUALMARK CORPORATION
                                  COMMON STOCK
                                 (NO PAR VALUE)


         This Prospectus relates to up to 4,192,380 shares (the "Shares") of the common stock, no par value (the "Common Stock") of QualMark Corporation ("QualMark" or the "Company"), which may be offered from time to time by the Selling Shareholders listed on page 8. The Shares fall into two categories: (i) those which are now owned by the Selling Shareholders as a result of purchases from the Company in private transactions which were exempt from registration under Section 4(2) or Regulation D of the Securities Act of 1933; and (ii) those which may be purchased from the Company in the future upon exercise of certain warrants held by the Selling Shareholders.

         The Company will not receive any of the proceeds from the sale of the Shares. The distribution of the Shares by the Selling Shareholders is not subject to any underwriting agreement. The Shares offered by the Selling Shareholders may be sold from time to time at designated prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Shareholders may sell the Shares through customary brokerage channels, either through broker-dealers acting as agents or principals. The Selling Shareholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Shareholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Shareholders in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares positioned by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act of 1933, in connection with such sales.

         Our common stock trades on the Over-the-Counter Bulletin Board, also referred to as the OTCBB, under the trading symbol "QMRK". As of the close of trading on June 18, 2002, the last sales price of the common stock as quoted on the OTC Bulletin Board was $0.90 per share.

         THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 3 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
     THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is June 19, 2002.

                                TABLE OF CONTENTS


CORPORATE INFORMATION.............................................................................................2
PROSPECTUS SUMMARY................................................................................................3
RISK FACTORS......................................................................................................3
FORWARD LOOKING STATEMENTS........................................................................................7
USE OF PROCEEDS...................................................................................................7
SELLING SECURITY HOLDERS..........................................................................................7
PLAN OF DISTRIBUTION..............................................................................................8
LEGAL PROCEEDINGS.................................................................................................8
MANAGEMENT........................................................................................................9
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................................11
DESCRIPTION OF SECURITIES........................................................................................12
INDEMNIFICATION..................................................................................................14
DESCRIPTION OF BUSINESS..........................................................................................15
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION........................................................23
DESCRIPTION OF PROPERTY..........................................................................................31
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................32
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.........................................................32
EXECUTIVE COMPENSATION...........................................................................................33
EXPERTS..........................................................................................................35
LEGAL OPINION....................................................................................................35



                              CORPORATE INFORMATION


         Our corporate offices are located at 1329 W. 121st Avenue, Denver, Colorado 80234. Our telephone number is (303) 254-8800. The URL for our Web site is http://www.qualmark.com. Our website does not constitute a part of this prospectus or registration statement.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirely by the more detailed information and financial statements and the related notes to the financial statements contained in this Prospectus.

                                   THE COMPANY

         QualMark Corporation ("QualMark" or "the Company") designs, manufactures, and markets proprietary equipment that rapidly and efficiently expose product design and manufacturing-related defects for the purpose of improving product quality and reliability. The Company's high performance physical stress equipment supports significant improvements in the process of Design Verification Testing ("DVT") and Environmental Stress Screening ("ESS"). DVT is the process by which electronic product manufacturers ensure their products perform within the previously determined operating ranges (commonly known as "specifications"). ESS is the testing process used by these same manufacturers to expose production-related defects.

         The Company's equipment allows manufacturers to determine the true operating limits of their products. This gives manufacturers the necessary information to reduce design costs, improve product reliability, shorten time to market, reduce warranty costs, and extend warranty periods. The Company's equipment is used by manufacturers in a wide range of industries to perform highly accelerated stress testing on products such as circuit boards, personal computers, monitors, flight navigation systems, cellular telephones, LAN/WAN equipment and consumer electronics.

         The Company evolved from a business manufacturing and marketing its proprietary OVS (Omni-axial Vibration System) equipment to a full service organization offering HALT (Highly Accelerated Life Test) and HASS (Highly Accelerated Stress Screen) test services as well. The Company operates a network of test centers, known as Accelerated Reliability Test Centers ("ARTC"), which provide comprehensive HALT and HASS test and support services to industry. These services include accelerated reliability improvement test services (HALT and HASS) using QualMark's OVS physical stress equipment performed either in the ARTC test centers or at the customer's site.

         QualMark currently operates four test centers located in the metropolitan areas of Denver, Colorado, Huntington Beach, California, Santa Clara, California, and Boston, Massachusetts. The Company also utilizes one domestic strategic alliance with a large testing company in Detroit, Michigan. In addition, the Company has established strategic alliances with Anecto Ltd., Maser Engineering, IMQ Instituto del Marchia di Qualita, Institutet For Verkstadsteknisk Forskning/The Swedish Institute of Production Engineering, and Emitech, to operate testing centers in Galway, Ireland, Enschede, the Netherlands, Milan, Italy, Molndal, Sweden and Paris, France. As international demand for its products and services grows, the Company may further expand its domestic and international presence by expanding strategic alliance arrangements with other test lab organizations.

         The Company was organized in July 1991 as a Colorado limited liability company and was later incorporated in March 1992 in Colorado. The Company completed its initial public offering in April 1996.


                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment in our stock. The risks and uncertainties described below are not the only ones facing QualMark, and there may be additional risks that we do not presently know of or that we consider immaterial. All of these risks may impair our business operations. If any of the following risks actually occurs our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF OPERATING LOSSES

         We incorporated in March, 1992 and completed our initial public offering in April, 1996. At December 31, 2001, we had an accumulated deficit of $7,155,000. We incurred net losses of $2,761,000 for 2001 and $375,000 for 2000.
In order to become profitable, the Company must increase sales while effectively managing costs. The Company plans to attain profitability, in part, through its recent shift from operating a direct sales organization to operating with exclusive independent manufacturer's representatives throughout the United States and Canada and expanding into new market regions where the Company is not currently represented. There can be no assurance that the Company will be able to achieve these goals attain profitability or generate cash flows from operations sufficient to support operations.

WE MAY NOT HAVE ENOUGH CAPITAL TO CONTINUE OPERATIONS

         We may need additional financing to continue our business operations. We cannot be assured that financing will be available when needed on terms that are acceptable to the Company. The inability to obtain additional capital may restrict the Company's ability to grow and implement future growth plans. If additional equity securities are sold to raise capital, investors will experience dilution in the value of the common stock. The Company may also not be able to increase its line of credit to provide cash for ongoing operations when needed.

WE MAY NOT BE ABLE TO RENEGOTIATE OUR BANK FINANCING

         Our line of credit and term loan have maturity dates of March 15, 2003. At the end of 2002, the Company expects to negotiate with its bank for an extension to the maturity date on the line of credit and term loan. There can be no guarantee that such renegotiations will be successful. If these negotiations are not successful, we will be required to obtain other financing and that financing may not be available or on terms that are acceptable to the Company.

THE MARKET FOR OUR PRODUCTS IS HIGHLY COMPETITIVE

         The electronic product test/screening industry is highly competitive. The Company's primary competitors in the market segment for multi-axis vibration tables combined with thermal stress systems are believed to be Screening Systems, Inc. and Hanse Environmental, Inc. Competing products and services also include traditional environmental stress screening equipment, electro-dynamic vibration systems and thermal chambers, and laboratory services. Many of the foregoing products and services provide design and process screening at a price which may be lower than the cost of the Company's products. The traditional equipment marketed by these manufacturers is well-accepted in the market, since the equipment supports traditional "pass-fail" specification test protocols that have been in use for several decades. The Company's technology supports new accelerated test protocols relating to improving product design and manufacturing processes rather than the "pass-fail" test processes. As such, the Company is attempting to create a new market segment and expects to allocate considerable resources to convincing prospective customers to adopt accelerated test protocols in addition to, or in replacement of, traditional methods. There can be no assurance that the Company will be successful in this regard. Further, some of the companies with which the Company competes have substantially greater financial and other resources. Our current liquidity constraints may place us at a disadvantage relative to our competitors.

WE DEPEND ON PATENT PROTECTION FOR OUR PRODUCTS

         We currently hold United States and foreign patents covering certain features of our systems. We also intend to seek patent protection in the future for certain aspects of any new systems which may be developed. However, no assurance can be given that the patents currently held or that new patents, if issued, will be valid or will provide any significant competitive advantage to the Company. Further, if it were determined that another product infringed on the Company's patents, there can be no assurance that the Company would be financially capable of enforcing its patents. Although the Company is not aware of any infringement of patents or intellectual property held by third parties, there can be no assurance that the Company is not infringing on the intellectual property rights of others.

WE DEPEND ON SIGNIFICANT CUSTOMERS

          The Company derives revenue primarily from system sales and secondarily from test center services. In 2001, system revenue accounted for 71% of net revenue, and test center revenue accounted for 29% of net revenue, and for the three months ended March 31, 2002, system revenue accounted for 69% of net revenue, and test center revenue accounted for 31% of net revenue. The Company's average system order is in excess of $100,000 and the selling cycle is typically between two and four months. As a result, the Company's quarterly revenues can be materially dependent on a relatively limited number of individually significant orders. In 2001, one customer, Chart Industries, Inc. accounted for more than 10% of the Company's net revenues. The Company was not dependent on any single industry segment for its revenues. However, the Company is dependent on the overall breadth of technology spending.

OUR REVENUE LEVELS ON A QUARTERLY BASIS ARE HIGHLY VOLATILE

          Because the average system price is in excess of $100,000, most of the Company's customers regard the purchase of the Company's systems as a capital purchase. This historically has resulted in higher sales in the second and fourth quarters of the calendar year, as customers delay purchasing capital equipment until funds for the purchase have been built into a particular customer's annual capital budget. A limited number of large orders may continue to account for a significant portion of the Company's revenues and as such, the Company's quarterly revenues and results of operations may continue to be materially affected by the receipt or loss of any such orders and by the timing of shipments and deliveries. Furthermore, overall capital spending cycles will likely impact the Company's revenue growth. Accordingly, the Company's future operating results are likely to be subject to significant variability from quarter to quarter and could be adversely affected in any particular quarter. Due to the foregoing factors, it is possible that the Company's operating results may from time to time be below the expectations of public market analysts and investors. In such event, the price of the Company's securities could be adversely affected.

OUR PRODUCTS ARE SUBJECT TO PRODUCT LIABILITY RISK

         The Company's systems consist of high performance thermal chambers and vibration apparatus, which if misused could cause injury. To minimize the risk of injury, the Company has designed its systems with several redundant safety features. The Company is not aware of any injury caused by its systems, and the Company has not experienced any claims for product liability to date. There can be no assurance, however, that such claims will not be made in the future. The Company maintains product liability insurance in the aggregate amount of $2,000,000 per year and has additional insurance in the amount of $1,000,000 for liability in excess of its initial $2,000,000 of coverage. A successful claim against the Company in excess of such coverage could have a material adverse effect on the Company. Further, such insurance is expensive and may not be available in the future on acceptable terms, if at all.

WE NEED TO CONTINUE PRODUCT DEVELOPMENT TO REMAIN COMPETITIVE

          Because of the nature of the Company's products and services, there is the need to work to improve existing products and to develop new products. As a result, the Company is dependent upon the acquisition and retention of key technical personnel, who may be difficult to recruit and who may command high salaries. The Company currently has a development program in process to make significant additions to the system's control software. There is no assurance that this or any other development program will be successful.

WE DEPEND ON OUTSIDE SUPPLIERS TO MANUFACTURE OUR PRODUCT

          The Company's manufacturing activities to date have been limited to assembling components provided by outside vendors. Interruptions in supply of such components could have a material adverse effect on the Company's ability to supply its products to customers until a new source is available and, as a result, could have a material adverse effect on the Company's business, financial condition and results of operations. Because the components of the Company's products are manufactured by outside vendors, the Company's ability to control the quality of its products is somewhat limited. Although the Company has attempted to contract only with reliable suppliers, there is no assurance that it will continue to be successful in this regard.

WE DEPEND ON KEY PERSONNEL

          The Company's operations are materially dependent upon the services of Charles Johnston, President and Chief Executive Officer of the Company. The loss of the services of Mr. Johnston would materially and adversely affect the Company's business. The Company has an employment agreement with Mr. Johnston. There can be no assurance that the Company will retain the members of its current management or that it will successfully attract and retain qualified management and sales personnel in the future.

PERIODICALLY, THE COMPANY RECEIVES INQUIRIES FROM REGULATORY AGENCIES

         Periodically, the Company receives inquiries from regulatory agencies regarding its compliance with laws and regulations. To its knowledge, the Company believes it complies with all international, federal, state and local regulations, including environmental regulations. However, there is no assurance that the Company will continue to remain in compliance with all such regulations.

WE MAY ISSUE ADDITIONAL SHARES OF PREFERRED STOCK THAT MAY ADVERSELY AFFECT THE RIGHTS OF THE HOLDERS OF COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of up to 2,000,000 shares of Preferred Stock with such rights and preferences as may be determined from time to time by the Board of Directors ("Preferred Stock"). As of May 15, 2002, there were 577,368 shares of Series B Preferred Stock and 1,011 shares of Series C Preferred Stock issued and outstanding. See "Description of Securities" for information regarding the dividend, liquidation, conversion, voting, redemption and other rights of these securities. Accordingly, under the Articles of Incorporation the Board of Directors may, without shareholder approval, issue additional shares of Preferred Stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of any shares of Preferred Stock having rights superior to those of the Common Stock, may result in a decrease of the value or market price of the Common Stock could be used by the Board of Directors as a device to prevent a change in control of the Company. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and redemption rights. Currently, the Company has no plans to issue shares of Preferred Stock.

COLORADO LAW LIMITS DIRECTOR LIABILITY

         The Company's Articles of Incorporation provide, as permitted by governing Colorado law, that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against a director. In addition, the Company's Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Colorado law.

OUR STOCK PRICE IS VOLATILE

         Our common stock has experienced, and may continue to experience, substantial price volatility, particularly as a result of variations between our actual or anticipated financial results and the published expectations of analysts and as a result of announcements by our competitors and us. In addition, the stock market has experienced extreme price fluctuations that have affected the market price of many technology companies in particular and that have often been unrelated to the operating performance of these companies. A major decline in the capital markets generally, or in the market price of our securities may negatively impact our ability to make future strategic acquisitions, raise capital, issue debt, or retain employees. These factors, as well as general economic and political conditions, may in turn have a material adverse effect on the market price of our common stock.

FUTURE SALES OF OUR COMMON STOCK REGISTERED FOR PUBLIC SALE BY THIS REGISTRATION STATEMENT COULD CAUSE OUR STOCK PRICE TO DECLINE AND ADVERSELY AFFECT OUR ABILITY TO RAISE CAPITAL

         After this offering, approximately 7,802,472 shares of common stock may be sold on the public market as compared to 3,610,092 shares prior to this offering. If demand to purchase our shares is weak, our stock price could decline, resulting in a significant loss of all or part of your investment.

THE ISSUANCE OF SHARES UPON EXERCISE OF WARRANTS AND PREFERRED STOCK MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING SHAREHOLDERS.

         The issuance of shares upon exercise of outstanding warrants and preferred stock may result in substantial dilution to the interests of other stock holders since the selling security holder may ultimately convert and sell the full amount issuable upon exercise.

LIMITED TRADING VOLUMES MAY ADVERSELY AFFECT OUR STOCK PRICE

         Historically we have had a very limited trading volume in our common stock. Under these circumstances, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before the sale of the shares. This could also impact our ability to raise capital through the sale of our stock.

OUR COMMON STOCK IS SUBJECT TO THE PENNY STOCK RULES

         Our stock is classified as penny stock as defined in the Securities Exchange Act of 1934 and is traded on the OTC Bulletin Board. As a result of this classification, a security holder may find it more difficult to sell stock or to obtain accurate quotations as to the price of our common stock. The penny stock rules adopted by the Securities and Exchange Commission require that broker-dealers follow certain procedures and make certain disclosures prior to executing any transaction in penny stocks. For example, broker-dealers selling penny stocks must provide their customers with a document which discloses the risks associated with investing in penny stocks. The broker-dealer must also approve the transaction as suitable for the customer and determine whether the customer has sufficient knowledge and experience in financial matters in order to evaluate the risks of the investment. The effect of these rules may limit the number of broker-dealers willing to handle transactions in our stock and may limit the number of potential purchasers of the shares of our stock.

THE RESULTS OF LITIGATION MAY HAVE AN IMPACT ON FINANCIAL POSITION

          On May 30, 2001, the Company was served with an arbitration demand from Gregg K. Hobbs, a former employee. The arbitration demand alleges that the Company breached provisions in the original September 30, 1995 separation agreement, executed between Gregg K. Hobbs and the Company. An arbitration date of April 29, 2002 was set and rescheduled to August 19, 2002 to resolve this matter. Although the Company believes it did not breach the September 30, 1995 agreement, and will actively defend its position, no guarantee can be given on the ultimate outcome. Management does not believe the results of this arbitration will have a material impact on the Company's financial position or results of operations.

                           FORWARD LOOKING STATEMENTS

          Certain statements in this prospectus that are not related to historical results, including statements regarding our business strategy and objectives and future financial position, are forward-looking statements within the meaning of the federal securities laws. Although we believe that the assumptions on which these forward-looking statements are based are reasonable, we cannot assure that they will prove to be accurate. Actual results could be substantially different from those discussed in the forward-looking statements, due to a variety of factors, including unforeseen changes in regulatory policies, competition from other similar companies, market factors and general economic conditions. All forward looking statements contained in this prospectus are qualified in their entirety by this statement.

                                 USE OF PROCEEDS

          We are registering these shares because of registration rights granted to the selling security holders. We will not receive any proceeds from the sale of this common stock by the selling security holders. We will, however, receive the proceeds from the exercise of the warrants, when and if exercised.

                            SELLING SECURITY HOLDERS

         The following table sets forth certain information concerning the resale of the shares of common stock by the selling security holders. We will not receive any proceeds from the resale of the common stock by the selling security holders. We will receive the proceeds from the exercise of the warrants. The Shares are being registered to permit public secondary trading of such securities, and the selling security holders may offer such securities for resale from time to time. See "Plan of Distribution".

         The shares of common stock being offered by the selling security holders fall into two categories: (i) 3,558,101 shares that may be acquired from the Company upon conversion of preferred stock that was issued in various private transactions in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as the basis for an exemption from registration; and (ii) 634,279 shares that may be purchased by the selling security holders upon exercise of warrants held by such persons to purchase common stock. In connection with such private transactions, the Company agreed to register all such shares of common stock and the shares of common stock issuable upon exercise of the warrants. Except as set forth below, none of such selling security holders has had a material relationship with the Company within the past three years other than as a result of ownership of the securities of the Company. The shares may be offered from time to time by the selling security holders named below or their nominees, and this Prospectus may be required to be delivered by persons who may be deemed to be underwriters in connection with the offer or sale of such securities. See "Plan of Distribution". In accordance with the rules of the Commission, the columns "Common Stock Owned After Offering" show the amount of securities owned by selling security holders after the offering. The numbers in such columns assume all shares registered and offered by this Prospectus, shown in the column "Common Stock Offered" are sold by the selling security holders. However, the selling security holders are not required to sell any of the shares offered, and the selling security holders may sell as many or as few shares as they choose. See "Plan of Distribution".

                                      TOTAL SHARES
                                        ISSUABLE
                                    UPON CONVERSION    TOTAL PERCENTAGE OF                                         PERCENTAGE OF
                                      OF PREFERRED        COMMON STOCK                            COMMON STOCK     COMMON STOCK
                                      STOCK AND/OR         OWNED PRIOR         COMMON STOCK       OWNED AFTER       OWNED AFTER
  NAME OF SELLING SHAREHOLDERS        WARRANTS(1)        TO OFFERING(2)         OFFERED(3)        OFFERING(3)       OFFERING(3)
  ----------------------------      ---------------    -------------------     ------------       ------------     -------------
The Roser Partnership III, SBIC,
LP(4)                                  4,192,380              53.7%             4,192,380              --               --

----------

(1) Assumes conversion of all shares of preferred stock and exercise of all warrants as of May 15, 2004. Because the number of shares of common stock issuable upon conversion and exercise is dependent upon the time of conversion and exercise, the actual number of shares of common stock cannot be determined at this time.

(2) Assumes full conversion of all shares of preferred stock and exercise of all warrants on May 15, 2004 and is based on a total of 7,802,472 shares outstanding.

(3) Assumes sale of all Common Stock offered hereby. See "Plan of Distribution

(4) James Roser, an affiliate of The Roser Partnership III, SBIC, LP, has been a director of the Company since December 1999. Alan Valenti, an affiliate of The Roser Partnership III, SBIC, LP, has been a director of the Company since May, 2002.

         The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days.

                              PLAN OF DISTRIBUTION

         The distribution of the Shares by the Selling Shareholders is not subject to any underwriting agreement. The Shares offered by the Selling Shareholders may be sold from time to time at designated prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Selling Shareholders are not required to sell any of the Shares offered, and the Selling Shareholders may sell as many or as few Shares as they choose. In addition, the Selling Shareholders may sell the Shares through customary brokerage channels, either through broker-dealers acting as agents or principals. The Selling Shareholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Shareholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Certain Selling Shareholders, and any broker-dealers that participate with the Selling Shareholders in the distribution of Shares, may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares positioned by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act of 1933, in connection with such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. Because the Selling Shareholder is deemed an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements. The Company has entered into an Investor Rights Agreement with holders of all of the Shares offered hereby, which contains the Company's agreement to indemnify the Selling Shareholders for losses or damages, including losses or damages under the Securities Act to which the Selling Shareholders may become subject arising out of or based upon untrue statements of fact contained in the registration statement of which this Prospectus is a part.

                                LEGAL PROCEEDINGS

         On March 22, 1996, the Company was served with a summons and complaint in the U.S. District Court in the Central District of California from Screening Systems, Inc. ("SSI"), a competitor. The complaint, as amended, alleged that the Company's vibration system infringed three patents owned by Hughes Electronics ("Hughes") and licensed to SSI, and sought injunctive relief, monetary damages and costs of litigation.

         On August 30, 1999, the Company entered into a settlement agreement ("The Agreement") with SSI. Both the Company and SSI denied any wrongdoing or liability in any of the claims asserted. The Company agreed to pay SSI $925,000 to settle the litigation. Of that amount, the Company agreed to pay $300,000 at the execution of the settlement agreement and to pay the remaining amounts by April 1, 2001. The Company also agreed to issue SSI warrants to purchase 620,000 shares of common stock of QualMark Corporation. The exercise price of these warrants is $4.85 per share and the warrants expire on August 30, 2004. Based on the fully diluted shares for the year ended December 31, 2001, if SSI exercised this warrant at a cost of $3,007,000, it would own approximately 14.7% of the Company's common stock. According to the terms of The Agreement, as long as SSI family members own more than 5% of QualMark Corporation common stock, their shares shall be non-voting. Both parties agreed to a Mutual Release of Claims and to a Mutual Covenant not to sue each other over any claim of patent infringement or alleged patent infringement with regard to the making, having made, selling, offering for sale, importing or using any products or services sold by either party in the ordinary course of business prior to August 1, 1999.

         On May 30, 2001, the Company was served with an arbitration demand from Gregg K. Hobbs, a former employee. The arbitration demand alleges that the Company breached provisions in the original September 30, 1995 separation agreement, executed between Gregg K. Hobbs and the Company. An arbitration date of August 19, 2002 has been scheduled to resolve this matter. Although the Company believes it did not breach the September 30, 1995 agreement, and will actively defend its position, no guarantee can be given on the ultimate outcome. Management does not believe the results of this arbitration will have a material impact on the Company's financial position or results of operations.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

         The following table sets forth the names and ages of our current directors, executive officers and significant employees. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. All executive officers are appointed by the Board of Directors and serve at the Board's discretion. Also provided is a brief description of the business experience of each director and executive officer and the key management personnel during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

         NAME                                          AGE                        POSITION
         ----                                          ---                        --------
         Charles D. Johnston                           58           President, CEO, Chairman of the Board
         James L.D. Roser                              74                         Director
         H. Robert Gill                                65                         Director
         William Sanko                                 62                         Director

         Alan T. Valenti                               48                         Director
         Anthony Scalese                               29              Secretary and Vice President of
                                                                         Finance and Administration
         Joseph A. Ruth                                52           Vice President of Sales and Marketing
         Gregory S. Leger                              41           Vice President of Technical Services

----------

         Charles D. Johnston. Mr. Johnston has served as a director of the Company since August 2000, as well as the Company's President and Chief Executive Officer. Mr. Johnston brings to the Company nearly 30 years of senior management, operations, sales and marketing experience with Philips Electronics and Texas Instruments. From 1992 to July 2000, he was president and CEO of Philips Laser Magnetic Storage, a 250-person, multi-location manufacturer of optical disk drives and tape drives. Between 1976 and 1992, Mr. Johnston held positions of increasing responsibility with several Philips divisions, culminating in a senior vice presidency and general managership of Airpax Corporation.

         James L.D. Roser. Mr. Roser has been a director of the Company since December 1999. He received a bachelor's degree in economics from Bucknell University and an MBA from Harvard University. His early career was in investment banking and portfolio management in New York City from 1952 to 1973. He was a member of the investment-banking department at Smith, Barney & Co. from 1952 to 1962. In 1962 he transferred to Brown Brothers Harriman where he managed private funds. From 1967 to 1973 he was the partner in charge of the investment management department of Cyrus J. Lawrence & Co. Mr. Roser has lived in Boulder, Colorado since 1978, where he has actively participated in small business investments. In 1993 Mr. Roser co-founded the Roser Partnership II and became an early investor in QualMark Corporation through this fund in 1994.

         H. Robert Gill. Mr. Gill has served as a director of the Company since July 1994. Since May 1997, Mr. Gill was chairman and chief executive officer of Mobile Force Technologies, Inc., a systems and software company from May 1996 to 2001. Since April 1995, Mr. Gill has been a principal of The Topaz Group, a management consulting firm. From March 1995 to March 1996, Mr. Gill was Senior Vice-President of Frontier Corporation, a telecommunications company. From 1989 to March 1995, Mr. Gill was President and Chief Executive Officer of ConferTech International, Inc., a teleconferencing services and equipment provider. ConferTech International, Inc., became a subsidiary of Frontier Corporation in 1995. Mr. Gill is a director of Planet Cad (AMEX:PCD) since 1996. Mr. Gill earned a MBA from Pepperdine University, and also holds a MSEE from Purdue University and a BSEE from Indiana Institute of Technology.

         William Sanko. Mr. Sanko has been a director of the Company since October 1997 and is currently Chairman. From 1984 to 1996, Mr. Sanko was President and CEO of XEL Communications, Inc., a manufacturer of voice and data products used by telephone companies to provide private line services to businesses. In 1995, Gilbert Associates, Inc purchased XEL. Mr. Sanko earned a MBA from the University of Connecticut and A BSEE from Ganon University.

         Alan T. Valenti. Mr. Valenti has been Chief Financial Officer of Roser Ventures LLC, Boulder, Colorado since March 1999. From October 1997 through December 1998, Mr. Valenti was Vice President Finance of Gallagher Enterprises LLC, a Denver based family investment holding company. From February 1985 through October 1997 Mr. Valenti served as Corporate Controller for Applied Industrial Materials Corporation and Titanium Metals Corporation, both located in Denver, Colorado. Mr. Valenti has also spent 10 years in public accounting. Mr. Valenti is a CPA, holds an MBA from Rutgers University and a BA in Accounting from St. John's University.

         Anthony Scalese. Mr. Scalese joined the Company in February 2000 as Corporate Controller, to oversee all accounting, finance and administrative functions. In May of 2001, Mr. Scalese was appointed Vice President of Finance and Administration and Secretary of the Company. Mr. Scalese has held various financial management positions over the past eight years in both corporate and public accounting, for companies such as Coca-Cola Enterprises and Foundation Health Systems. Mr. Scalese is a CPA and holds a BS degree in Accounting from the University of Southern Colorado.

         Joseph A. Ruth. Mr. Ruth joined the Company as Vice President of Sales and Marketing in August 2001. Mr. Ruth brings 20 years of senior management experience within the electronic and mechanical industrial markets. From 1983 to 2000, Mr. Ruth has served in several executive management positions, including President of a $30 million privately held component company in California. Mr. Ruth holds a BS degree in Management from Northern Illinois University.

         Gregory S. Leger. Mr. Leger joined the Company as Vice President of Technical Services in October 2001. Mr. Leger brings 10 years of senior management experience within the electronic and mechanical industrial markets. From 1995 to 2001 Mr. Leger was the sustaining engineering manager for Plasmon Laser Magnetic

Storage, formerly Philips LMS. Mr. Leger has a Bachelor of Science degree in Mechanical Engineering from Rensselaer Polytechnic Institute and a Master of Science degree from University of New Mexico in Mechanical Engineering.

         During the fiscal year ended December 31, 2001, there were six meetings of the Board of Directors. All directors attended at least 75% of the meetings of the Board and committees of the Board on which they were members.

         There is no family relationship between any current or prospective director of the Company and any other current or prospective executive officer of the Company. None of the directors hold directorships on other Boards of Directors of other companies required to report under the Securities Exchange Act of 1934.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of the Company's Common Stock and Preferred Stock as of May 15, 2002, by each person known by the Company to own beneficially more than five percent (5%) of the outstanding stock of the Company, on an as-converted to Common Stock basis, certain executive officers, each director and director nominee of the Company, and all directors and executive officers as a group. The Company believes that each of such persons has the sole voting and dispositive power over the shares held by him except as otherwise indicated in the footnotes and subject to applicable community property laws. The shares presented in this table are reported on an as-converted to Common Stock basis as of May 15, 2002.

       NAME AND ADDRESS                      AMOUNT AND NATURE OF
     OF BENEFICIAL OWNER                     BENEFICIAL OWNERSHIP   PERCENT OF CLASS


James L.D. Roser                                   3,772,863(1)            46.3%
1329 W. 121st Avenue
Denver, CO 80234

The Roser Partnership III, SBIC, LP                3,762,863(2)               *
The Roser Partnership II, Ltd.
1105 Spruce Street
Boulder, CO 80302

William Sanko                                         63,600(3)               *
1329 W. 121st Avenue
Denver, CO 80234

H. Robert Gill                                        54,488(4)               *
1329 W. 121st Avenue
Denver, CO 80234

Charles D. Johnston                                   40,000(5)               *
1329 W. 121st Avenue
Denver, CO 80234

Richard Jennewine                                     10,300(6)               *
1329 W. 121st Avenue
Denver, CO 80234

Anthony A. Scalese                                     5,500(7)               *
1329 W. 121st Avenue
Denver, CO 80234

Screening Systems, Inc.                              620,000(8)             7.6%
7 Argonaut
Aliso Viejo, CA 92656

All Directors and Executive                        3,946,251(9)            48.4%
Officers as a group (6 persons)

----------

* Less than one percent.

(1) Includes 3,206,175 shares of Common Stock beneficially owned by The Roser Partnership II Ltd. and The Roser Partnership III, SBIC, LP, options to purchase 9,500 shares and warrants to purchase 556,688 shares of the Common Stock, which are currently exercisable or become exercisable within 60 days. Mr. Roser co-manages The Roser Partnership II Ltd. and III, SBIC, LP investment funds, which are shareholders of the Company.

(2) Includes 3,206,175 shares of Common Stock beneficially owned by The Roser Partnership II Ltd. and The Roser Partnership III, SBIC, LP, and warrants to purchase 556,688 shares of the Common Stock which are currently exercisable or become exercisable within 60 days. Mr. Alan Valenti, Board member since April 19, 2002, has served as Chief Financial Officer of Roser Ventures since March 1999.

(3) Includes options to purchase 63,600 shares of the Common Stock, which are currently exercisable or become exercisable within 60 days.

(4) Includes options to purchase 51,600 shares of the Common Stock, which are currently exercisable or become exercisable within 60 days.

(5) Includes options to purchase 40,000 shares of the Common Stock, which are currently exercisable or become exercisable within 60 days.

(6) Includes options to purchase 10,300 shares of the Common Stock, which are currently exercisable or become exercisable within 60 days.

(7) Includes options to purchase 5,500 shares of the Common Stock, which are currently exercisable or become exercisable within 60 days.

(8) Includes 620,000 shares of Common Stock beneficially owned by Screening Systems, Inc. which are issuable upon the exercise of a warrant to purchase Common Stock held by Screening Systems, Inc.

(9) Includes options to purchase 180,500 shares and warrants to purchase 556,688 shares of the Common Stock which are currently exercisable or become exercisable within 60 days, and includes 3,209,063 shares of Common Stock beneficially owned by The Roser Partnership II Ltd. and The Roser Partnership III, SBIC, LP.

                            DESCRIPTION OF SECURITIES

General

         As of the date of this prospectus, the authorized capital stock of our Company consists of (a) 15,000,000 shares of common stock, no par value, 3,610,092 of which are issued and outstanding, 881,746 shares of which are reserved for future issuance to employees and consultants upon exercise of options granted pursuant to the Company's stock option plan, 1,254,279 shares of which are reserved for exercise of existing warrants, 1,579,126 of which are reserved for future issuance upon conversion of the Series B shares and 1,978,975 of which are reserved for future issuance upon conversion of the Series C shares; and (b) 2,000,000 shares of Preferred Stock, 692,951 of which are designated as Series B with 577,368 issued and outstanding, and 2,000 are designated at Series C with 1,011 issued and outstanding. At December 31, 2001, the Company had approximately 1,048 beneficial shareholders and 31 shareholders of record. The Company has never paid a cash dividend and does not intend to do so in the future.

         The following is a description of our securities taken from provisions of our Article of Incorporation and by-laws, each as amended, and our certificates of designation of preferred stock. The following description is a summary and is qualified in its entirety by the above referenced provisions of the Articles of Incorporation, by-laws and certificates of designation as currently in effect.

Common Stock

         All shares of common stock have one vote and vote together as a single class. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they chose to do so, elect all of the Directors. The holders of the common stock do not have preemptive or preferential rights to acquire any of our securities.

Series B Convertible Preferred Stock

         A portion of the securities being offered by the selling security holders represent shares of common stock that are issuable upon the conversion of shares of Series B Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock is convertible into the number of shares of common stock as determined by dividing $2.15 by the conversion rate. The conversion rate is initially $0.922 and is subject to adjustment if we pay dividends on our common stock, subdivide or split our common stock, or combine our common stock into a smaller number of shares.

         Each share of Series B Convertible Preferred Stock is entitled to one vote for each share of common stock into which each share of Series B Convertible Preferred Stock is convertible into as of the date the vote is taken. The holders of the Series B Preferred Stock shall vote with the holders of the common stock as one class.

         Each share of Series B Convertible Preferred Stock is entitled to accrue dividends at the rate of 8.0% per year, payable quarterly. All dividends earned during the first year following issuance shall be paid in kind in shares of Series B Convertible Preferred Stock at the conversion rate. After the first year, we can pay the dividends in cash or in kind. If we declare a dividend on our common stock, each share of Series B Convertible Preferred stock is entitled to receive an equal per share dividend based on the number of shares of common stock into which the Series B Convertible Preferred Stock is convertible into as of the date the dividend is declared.

         Upon liquidation, dissolution or winding up, before any payment or distribution is made to the holders of common stock, after the payment of our liabilities, the holders of Series B Convertible Preferred Stock will be entitled to be paid out of our assets $2.15, in cash or property at fair market value, for each share of Series B Convertible Preferred Stock outstanding.

         After September 1, 2004, if we have funds legally available, we may be required to redeem each share of Series B Convertible Preferred Stock, at the option of the shareholder. The amount that we will pay to redeem each share of Series B Convertible Preferred Stock is $2.15 per share plus any accumulated but unpaid dividends.

Series C Convertible Preferred Stock

         A portion of the securities being offered by the selling security holders represent shares of common stock that are issuable upon the conversion of shares of Series C Convertible Preferred Stock. Each share of Series C Convertible Preferred Stock is convertible into the number of shares of common stock as determined by dividing $1,000 by the conversion rate. The conversion rate is currently $0.5993 and is subject to adjustment if we pay dividends on our common stock, subdivide or split our common stock, or combine our common stock into a smaller number of shares.

         Each share of Series C Convertible Preferred Stock is entitled to one vote for each share of common stock into which each share of Series C Convertible Preferred Stock is convertible into as of the date the vote is taken. The holders of the Series C Preferred Stock shall vote with the holders of the common stock as one class.

         Each share of Series C Convertible Preferred Stock is entitled to accrue dividends at the rate of 8.0% per year, payable quarterly. All dividends earned during the first year following issuance shall be paid in kind in shares of Series C Convertible Preferred Stock at the conversion rate. After the first year, we can pay the dividends in cash or in kind. If we declare a dividend on our common stock, each share of Series C Convertible Preferred stock is entitled to receive an equal per share dividend based on the number of shares of common stock into which the Series C Convertible Preferred Stock is convertible into as of the date the dividend is declared.

         Upon liquidation, dissolution or winding up, before any payment or distribution is made to the holders of common stock, after the payment of our liabilities, the holders of Series C Convertible Preferred Stock will be entitled to be paid out of our assets $1,000, in cash or property at fair market value, for each share of Series C Convertible Preferred Stock outstanding.

         After April 1, 2007, if we have funds legally available, we may be required to redeem each share of Series C Convertible Preferred Stock, at the option of the shareholder. The amount that we will pay to redeem each share of Series C Convertible Preferred Stock is $1,000 per share plus any accumulated but unpaid dividends.

Warrants

         Five-year warrants to purchase 139,535 shares of our common stock were issued to The Roser Partnership III, SBIC, LP on September 1, 1999. These warrants were issued in connection with a Preferred Stock Purchase Agreement of the same date. The warrants are exercisable at a purchase price of $2.50, subject to certain adjustments.

         We also issued 444,744 (as of May 15, 2004) five-year warrants to purchase shares of our common stock in an amount equal to 25% of the number of shares of common stock into which the Series C Convertible Preferred Stock is convertible into as of the date of conversion to The Roser Partnership III, SBIC, LP on March 27, 2002 (the "new warrants"). The new warrants were also issued in connection with a Preferred Stock Purchase Agreement of the same date. The new warrants are exercisable at a purchase price of $1.265, subject to certain adjustments.

Registration Rights

         We agreed to file a registration statement to register all shares of common stock owned now or in the future by The Roser Partnership III, SBIC, LP, any shares of common stock issued or issuable upon conversion of preferred stock, and any shares of common stock or other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of any shares. This prospectus is a part of that registration statement. We agreed to pay all expenses for registration of the securities. In addition, we agreed to comply with all necessary state securities laws so as to permit the sale of the common stock by the investors.

         We agreed to use our best efforts to cause this registration statement to become effective within 120 days from March 27, 2002, the closing date of the Preferred Stock Purchase Agreement. If the registration statement is not declared effective by the Securities and Exchange Commission within this period, we agreed to pay the investor an amount equal to $273.97 for each additional day that the registration statement is not declared effective for a period of up to 12 months.

                                 INDEMNIFICATION

         The Colorado Business Corporation Act (the "Colorado Act") permits the Company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if: (i) the officer or director acted in good faith; (ii) the person reasonably believed, in the case of conduct in an official capacity with the Company, that his or her conduct was in the best interests of the Company, or in all other cases, that his or her conduct was at least not opposed to the Company's best interests; and, (iii) in the case of a criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. If the officer or director is successful on the merits in such a proceeding, the Colorado Act requires the Company to indemnify the officer or director against all expenses, including attorneys' fees incurred in connection with any such proceeding. The Colorado Act authorizes the Company to advance expenses incurred in defending any such proceeding under certain circumstances. Article XII of the Company's Articles of Incorporation provide that the Company shall indemnify its officers and directors to the fullest extent permitted by the Colorado Act.

         The Colorado Act permits the Company to limit the personal liability of its directors for monetary damages for breaches of fiduciary duty as a director, except for breaches that involve the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts involving unlawful dividends or stock redemptions or transactions from which the director derived an improper personal benefit.
Article XIII of the Company's Articles of Incorporation includes such a provision which limits the personal monetary liability of its directors.

         Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             DESCRIPTION OF BUSINESS

         We design, manufacture, and market proprietary equipment that rapidly and efficiently expose product design and manufacturing-related defects for the purpose of improving product quality and reliability. The Company's high performance physical stress equipment supports significant improvements in the process of Design Verification Testing ("DVT") and Environmental Stress Screening ("ESS"). DVT is the process by which electronic product manufacturers ensure their products perform within the previously determined operating ranges (commonly known as "specifications"). ESS is the testing process used by these same manufacturers to expose production-related defects.

         The Company's equipment allows manufacturers to determine the true operating limits of their products. This gives manufacturers the necessary information to reduce design costs, improve product reliability, shorten time to market, reduce warranty costs, and extend warranty periods. The Company's equipment is used by manufacturers in a wide range of industries to perform highly accelerated stress testing on products such as circuit boards, personal computers, monitors, flight navigation systems, cellular telephones, LAN/WAN equipment and consumer electronics.

         The Company evolved from a business manufacturing and marketing its proprietary OVS (Omni-axial Vibration System) equipment to a full service organization offering HALT (Highly Accelerated Life Test) and HASS (Highly Accelerated Stress Screen) test services as well. The Company operates a network of test centers, known as Accelerated Reliability Test Centers ("ARTC"), which provide comprehensive HALT and HASS test and support services to industry. These services include accelerated reliability improvement test services (HALT and HASS) using QualMark's OVS physical stress equipment performed either in the ARTC test centers or at the customer's site.

         QualMark currently operates four test centers located in the metropolitan areas of Denver, Colorado, Huntington Beach, California, Santa Clara, California, and Boston, Massachusetts. The Company also utilizes one domestic strategic alliance with a large testing company in Detroit, Michigan. In addition, the Company has established strategic alliances with Anecto Ltd., Maser Engineering, IMQ Instituto del Marchia di Qualita, Institutet For Verkstadsteknisk Forskning/The Swedish Institute of Production Engineering, and Emitech, to operate testing centers in Galway, Ireland, Enschede, the Netherlands, Milan, Italy, Molndal, Sweden and Paris, France. As international demand for its products and services grows, the Company may further expand its domestic and international presence by expanding strategic alliance arrangements with other test lab organizations.

         The Company was organized in July 1991 as a Colorado limited liability company and was later incorporated in March 1992 in Colorado. The Company completed its initial public offering in April 1996.

PRODUCTS AND SERVICES

         THE OVS COMBINED STRESS SYSTEM

         The Company's OVS Combined Stress Systems for HALT and HASS are comprised of two main subassemblies: the LF Vibration Assembly, which applies vibrational stresses, and the UltraRate Thermal Chamber Assembly, which applies thermal stresses and houses the vibration assembly. During 2000, the Company released the newest advancement in the OVS Combined Stress System, the Typhoon ("Typhoon"). The Typhoon technology optimizes the operating efficiencies of the standard OVS test chambers. Lower costs are made possible by a unique design that significantly reduces both the consumption of liquid nitrogen used to cool the chambers and the amount of electricity used to heat the chambers.

         The LF Vibration Assembly

     The LF (low frequency) Vibration Assembly is a new generation vibration system, which the Company introduced in 1999. This system has increased low frequency compared to the Omniaxial vibration system previously produced and sold by the Company. The LF system is a multi-axis vibration system comprised of a table, actuators and unique attachment system and is the heart of the Company's technology. The vibration table moves simultaneously in three linear axes and three angular rotations. Each axis has broad-band random vibration, with all frequencies present, all of the time. While the traditional frequency range used for Design Verification Testing (DVT) and Environmental Stress Screening (ESS) is from 2Hz to 2,000 Hz, the Company's system creates vibrational forces between 2Hz and 10,000 Hz. The new LF table has significantly increased low frequency energy available resulting in more effective testing and screening for larger sub-systems. It also provides extremely complex motion across a broad frequency range, which is desirable for many current electronic technologies. Thus, the system creates virtually any vibration that could occur naturally during product use. This is important in testing and screening applications to expose most flaws, whether it is design or process related, before the product is placed into service.

The LF Vibration System consists of two major components:

     Vibration Table

          The patented table is constructed out of a top plate, thermal insulation layer and supporting under structure. This new design is significantly lighter and stiffer than the previous design, resulting in higher low frequency energy and improved energy distribution over the active frequency range. This table has proved particularly effective in the testing of assemblies with larger components. The Company while continuing to supply a range of standard table sizes has also produced custom sizes to meet customer requirements. The Company uses an outside source to produce its vibration tables, however the Company is not dependent on a single source of supply and controls all design and documentation.

     ASX and LF2 Actuators

          Attached to the bottom surface of the under structure are a set of pneumatic piston driven actuators. The method of attachment is also the subject of a patent application, as the unique method shapes the frequency distribution. There are two types of actuator used, the patent pending ASX and the licensed LF2. The ASX actuator is an evolution of the patented Autosmear actuator. The Company is the sole licensee of the LF2 actuator from Storage Technology Corporation. The combination of actuators provides excitation in both the low and high frequency areas of the energy spectrum. Compressed air is used to drive the pistons in the actuators to impact the top of the actuators, translating the energy through the attachment system to vibration energy in the table.

     The unique design of these actuators when used in conjunction with the new table generates an even distribution of vibratory energy in the frequency spectrum. This provides for more effective fault detection and screening. The Company has released this technology in all the OVS system sizes.

     The UltraRate Thermal Chamber Assembly

     The UltraRate Thermal Chamber, which houses the OmniAxial Vibration Assembly, changes temperature at rates up to 600 Centigrade per minute as measured on the product being tested. This high rate of change results in highly effective design verification during HALT and extremely short production screens during HASS, requiring less equipment and personnel to perform a given series of thermal cycles. The Company believes that its UltraRate Thermal Chambers, comprised of patented and patent pending features, have one of the highest rate of thermal change available in the environmental stress screening industry. This capability significantly reduces test time, with resulting cost reductions in equipment and personnel.

     In spite of rapid temperature change and complex vibration spectra, the system is extremely quiet, allowing it to be used in standard lab and manufacturing environments without the necessity of building costly special stress screening rooms.

TYPHOON TECHNOLOGY:

     The Typhoon technology represents the newest development in UltraRate Thermal technology. The technology lowers operating costs by reducing thermal mass of the chamber and optimizing the efficiency of the air flow system, which consequently reduces operating costs.

The OVS Combined Stress System Product Line

     The Company's OVS Combined Stress Systems for HALT and HASS are presently available in four sizes. The number after the "OVS" in the Company's product models represents the linear footage of the vibration table as explained below. Therefore, an OVS-1.5 contains a one and one half foot by one and one half foot table, an OVS-2.5 contains a two and a half foot by two and a half foot table, and so on. In addition to these standard systems, the Company has also designed and manufactured custom systems to meet unique customer requirements. Through this product spectrum, the Company provides systems capable of meeting virtually every accelerated design ruggedization and production screening requirement. The variety of chamber sizes allows customers to purchase equipment that meets their requirements and to consume only the energy necessary to meet their requirements. The OVS-4 and Typhoon systems have a unique patented feature which allows the user to raise the shaker table, thus decreasing the internal volume of the chambers to the minimum size required. By cooling and heating a smaller volume, the customer can save considerably on power and liquid nitrogen requirements.

     OVS-1.5:

          The OVS-1.5 is the smallest version of the OVS product line. The OVS-1.5 is a truly portable, multi-axis vibration and high performance thermal chamber. Equipped with all the same operating features of the larger OVS systems, including PC controller, the OVS-1.5 is primarily used by manufacturers of small products (such as "palm size" circuit boards, modem cards for notebook computers, disk drives, etc.) and usually in the product development (HALT) area. The OVS-1.5 can generate random vibration forces of 40 Grms (2Hz-10,000 Hz) on the 18"x18" vibration table and up to 600 Centigrade per minute change on the product under test within the 18"x17"x13" internal dimension (ID) thermal chamber. The domestic price of the OVS-1.5 is approximately $77,900.

     OVS-2.5:

          The OVS-2.5 is the most popular system in the OVS product line. A mid-size system, the PC-controlled OVS-2.5 is equipped with four actuators mounted to the vibration table. The OVS-2.5 LF vibration system can generate 50 Grms from 2Hz to 10,000 Hz. The vibration table is 30"x30", and is enclosed within a thermal chamber that is 36"x36x37" (ID). The thermal chamber is capable of up to 600 Centigrade per minute change on the product under test. Typical uses of the OVS-2.5 include mid-size product HALT applications (disk drives, small computers, power supplies, monitors, etc.) and small volume HASS applications (multiple disk drives, multiple modem cards for notebook computers, etc.) The domestic price for a standard OVS-2.5 is approximately $128,500.

     OVS-4:

          The OVS-4 is the largest system in the OVS product line. By far, the most common application for the OVS-4 is for large volume production screening (HASS) on computers, monitors, communications systems, etc. The PC-controlled OVS-4 is equipped with a 48"x48" vibration table housed within a 55"x54"x54" (internal dimension) (table in lower position) thermal chamber capable of producing temperature changes of up to 600 Centigrade per minute on the product under test. The OVS-4 LF vibration system is equipped with eight actuators that produce up to 50 Grms random vibration force. The domestic price for a standard OVS-4.0 is approximately $182,500.

     Typhoon:

          The Typhoon chamber compares in size with the OVS-4. The most common application for the Typhoon is large volume production screening (HASS) on computers, monitors, communications systems, etc. The PC-controlled Typhoon is equipped with a 48"x48" vibration table housed within a 55"x54"x54" (internal dimension) (table in lower position) thermal chamber capable of producing temperature changes of up to 700 Centigrade per minute on the product under test. The Typhoon vibration system is equipped with twelve actuators that produce up to 50 Grms random vibration force. The domestic price for a standard Typhoon is approximately $185,000.

          A one year limited warranty is included with each OVS system sold in 2001. Various options and accessories are available for each OVS model, including oxygen monitors, vacuum hold down apparatus (for product fixturing requirements), extended warranties, and on-site applications assistance.

QUALMARK ENGINEERING SERVICES ("QES")

     The Company offers a range of engineering services tailored to help solve test process problems. The services that are offered under QES are:

          o    HALT and HASS testing procedure development

          o    Precision production fixturing solutions

          o Automated electronic functional test equipment design and development

          o    Software validation testing and life cycle analysis

          o    Test and process data warehousing

          o    Remote viewing and analysis of test data through Internet linking

The Company reviews each project with experts in the various fields and compiles a proposal, which typically includes investigation, specification, and execution. After the system or process is installed, the Company continues to work with the client's staff to monitor and support the product and process. This approach gives customers access to experts in varying fields at a time when internal resources are often overburdened. The result is a better product delivered to the marketplace, faster.

ACCELERATED RELIABILITY TEST CENTERS

     The Company has a network of ARTC test centers at various locations the United States, which provide test services and on-site applications support services. The Company is uniquely positioned to offer comprehensive HALT/HASS test services to manufacturers. The QualMark test service business includes accelerated reliability test services performed in the Company's test centers and on-site applications support services. These services allow a broad range of customers convenient access to the Company's technology while also serving as valuable sales tools for gaining system orders. Each test center is equipped with the OVS-2.5, at least one applications engineer and ancillary testing equipment. Offering these services as an ISO-registered accelerated test lab significantly differentiates the Company from its equipment and lab competition.

     The Company opened its first ARTC facility in Denver in October 1993 and subsequently opened additional facilities in Marlborough (Boston), Massachusetts and Santa Clara, California in July 1994 and May 1995, respectively. Since opening these facilities, many test service clients have placed orders to purchase systems as a result of the data gathered and analyzed at the Company. The test center is a valuable tool for the Company sales people to stimulate system sales from those clients who are not willing to commit capital without being able to experience a demonstration of the benefits using their own product. Of strategic importance to the Company, the testing service business should help insulate the Company from external economic factors that affect capital spending and provide for more consistent revenues.

     In addition to its Boston, Denver and Santa Clara test centers, during 1996, the Company opened test centers in the metropolitan areas of Minneapolis-Saint Paul, Minnesota, Detroit, Michigan, and Raleigh, North Carolina. In 1997, the Company opened its seventh and eighth test centers in Huntington Beach, California and Orlando, Florida. During 1999 and 2000, the Company reevaluated its domestic test center market and closed the Minneapolis-Saint Paul, Minnesota and Raleigh, North Carolina labs. During 2001, the Company reevaluated its test centers and strategically established a partnership with a large national testing lab in Detroit, Michigan.

     The Company established its first test center presence outside the U.S. via a strategic alliance with TUV Product Service Ltd. in Fareham, England. This lab began operations in February 1998. The second international alliance was established in Galway, Ireland with Anecto, Ltd. This lab commenced operations in August 1998. The Company established a third international alliance in Mannheim, Germany with TUV Product Service Ltd. as the partner. The Mannheim lab commenced operations in November 1998. In 1999 the Company further expanded its international network with its fourth additional alliance with Maser Engineering in Enschede, The Netherlands. This lab commenced operations in May of 1999. During 1999, agreements were put into place for the Company's fifth, sixth and seventh international strategic alliances. These alliances are with IMQ Institudo Italiano del Marchio di Qualita, located in Milan, Italy, Institutet for Verkstadsteknisk Forskning/the Swedish Institute of Production Engineering Research, located in Molndal, Sweden and with Emitech, located in Paris, France. During 2001, the completion of the agreement with TUV Product Services Ltd. in Germany and England resulted in the sale of the Company's OVS
2.5 systems located in each lab to TUV Product Services Ltd. TUV will subsequently be operating independently of QualMark. Under all of these alliances, except for Maser Engineering, the Company contributed one OVS 2.5 system and the strategic partner provided the lab facility, personnel and sales management. Under the agreement with Maser Engineering, the Company contributed one OVS 1.5 system. In return for its contribution of these systems to these alliances, the Company receives a percentage of the revenues generated by the OVS systems.

     The Company may open additional test centers principally in metropolitan areas with a heavy concentration of potential client companies and in which the Company has a factory sales representative responsible for the target metro area. Management believes demand for its test services will continue to grow, allowing for controlled expansion into additional metro areas. Finally, the Company may expand its international presence via strategic alliance arrangements with other test lab organizations.

     Based on client demand, the Company offers on-site applications support services, principally through its ARTC network, to its clients as well as competitors' customers. Specifically, the Company advises customers how to apply HALT and HASS techniques to their products.

MARKETING

     During 2001, the Company put into place a targeted marketing program that supported its market positions for new customer development. The Company also expanded its efforts in the area of education, offering a range of informative HALT and HASS seminars around the country and internationally. Many seminars were available and accessible through the Internet. The Company will continue with educational seminars during 2002.

The following was achieved during 2001:

     1. The Company had all marketing collateral materials redesigned as a part of overall brand building campaign.

     2. The Company expanded its marketing programs to include the use of the Internet as a venue to promote awareness, education and allow for business lead generation.

     3. The Company developed and implemented programs and product offerings for our existing chamber customer owners which included service level agreements, custom fixturing products and chamber upgrades and enhancements.

     4. The Company signed an exclusive sales and marketing agreement for the United States and Canada with Weiss Technik GmbH ("Weiss Technik"). Weiss Technik is a world leader in the manufacturing and sales of environmental climatic test chambers. This agreement allows the Company to now enter into the larger market of environmental temperature testing thus enhancing market opportunities and realizing an increased revenue stream.

     Sales Strategy

During 2001, the Company completed its shift from operating a direct field sales organization to operating with exclusive independent manufacturer's representative throughout the United States and Canada. This shift is part of a strategic sales and marketing plan to focus on customer development for both the Company and its new international partner, Weiss Technik GmbH. The sales representative chosen bring extensive industry knowledge with energy and visions to assist the Company fulfill its corporate top line goals. The strategy of utilizing manufacturer's representatives will continue into 2002 as the Company expands into new market regions as Mexico, South America and other European countries where the Company is not currently represented. During 2000, the Company utilized Chart Industries Inc. ("Chart") domestically for the sale and distribution of the QualMark products. During 2001, the Company reevaluated its sales and distribution agreement with Chart and determined that the relationship did not fit into the Company's revised strategic sales plan, and thus, severed the agreement.

CUSTOMERS

     The Company continues to market and sell its systems to the leading corporations of the world. Most of these customers are within the Fortune 200 companies with global presence and strong market recognition. From the Companies inception, more that 400 test systems have been sold world wide to more than 150 customers. During 2001, Chart comprised 10% or more of the Company's revenue. The Company was not dependent on any single industry segment for its revenues.

The Company's customer base continues to be varied and are as follows:

                 AEROSPACE AND DEFENSE           COMPUTER RELATED PRODUCTS                  OTHER
                 ---------------------           -------------------------                  -----
               Aviation electronics               Circuit boards               Automotive circuitry
               Display switches                   Disk drives                  Electronic oil and gas flow meters
               Flight navigation systems          Modems                       Global positioning systems
               Marine navigation systems          Monitors
                                                  Power supplies
                                                  Printers
                                                  Tape backup drives

                  TELECOMMUNICATIONS                 MEDICAL ELECTRONICS
                  ------------------                 -------------------
               Automated teller machines          Electronic thermometers
               Air conditioning electronics       Glucose monitors
               Cordless telephones                Infusion pumps
               Fax machines                       IV pumps
                                                  Laboratory centrifuges
                                                  Medical imaging systems
                                                  Patient monitors

RESEARCH AND PRODUCT DEVELOPMENT

     Research and development expenditures for the fiscal years ending December 31, 2001 and 2000 were $802,000 and $836,000, respectively. In 2001 the Company has been creating the basis for new designs which are expected to be released in 2002. QualMark will be transferring the technology used in the Typhoon into the smaller OVS chambers, which will allow for faster ramps and more efficient use of LN2 in all the chambers offered.

     Research is ongoing into the vibration technology used in the OVS chamber. Improving low frequency energy and creating the technology to better serve the changing market place is core to the QualMark mission.

     Other product offerings and options are being aggressively pursued, such as more auxiliary thermocouples standard on every OVS chamber with the option of adding more. Also, the control system is being updated to create a touchscreen environment to improve how the user interfaces to the product is being designed and tested.

     The Company is maintaining the ability to quickly respond to customer request for customization. Special OVS chamber features and custom fixturing designs are strong offerings of QualMark's engineering department.

INTELLECTUAL PROPERTY

     The Company has maintained the practice, where possible, to pursue patent protection on its products. The Company has been issued 12 United States patents (the "Patents") and numerous foreign patents issued in six countries. These patents protect certain features of the OmniAxial and LF Vibration Assemblies of the Company's OVS Combined Stress Systems or certain design features of the pneumatic, piston-driven actuators (vibrators) that help create random motion of the vibration table. The Company was issued U.S. Patent No. 5,365,788 on November 22, 1994, for certain design features of pneumatic, piston driven actuators that create motion for a vibration table. The Company was issued U.S. Patent No. 5,412,991 on May 9, 1995, for certain design features of the Company's vibration table. The Company was issued U.S. Patent No. 5,517,857 on May 21, 1996, for certain design features related to positioning of a vibration table within a stress screening chamber. The Company was issued U.S. Patent No. 5,540,109 on July 30, 1996, and U.S. Patent No. 5,675,098 on October 7, 1997,
for certain design features related to use of multiple stress screening chambers. The Company was issued U.S. Patent No. 5,589,637 on December 31, 1996, for certain design features of mountings of actuators to a vibration table. The Company was issued U.S. Patent No. 5,744,724 on April 28, 1998 for certain design features related to honeycomb vibration table structures. The Company was issued Patent No. 5,836,202 on November 17, 1998 for claims directed at the angle of attachment of the actuators to the vibration table. The Company was issued Patent No. 5,813,541 on September 29, 1998 for the configuration of the control system attachment to the chamber. The Company was issued Patent No. 6,062,086 on May 16, 2000 relating to interposer devices for adjusting and controlling the shock response of a shaker table assembly. The Company was issued Patent No. 6,105,433 on August 22, 2000 for low frequency shaker table technology. The Company was issued Patent No. 6,112,596 on September 5, 2000 for shaker table technology combined with the test chamber. The remaining duration of each of the Patents is between ten and twenty years.

     The Patents provide barriers to competition in the equipment sales portion of its business. The loss of some or all of the protection of the Patents would make it easier for other companies to enter the Company's market, compete, by eroding the Company's ability to differentiate itself on the basis of technical superiority.

     In addition to the Patents, the Company tries to protect its proprietary technology and know-how through established security practices and confidentiality agreements with each of its employees, consultants, suppliers and technical advisors. There can be no assurance, however, that these agreements or procedures will provide meaningful protection for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

     While the Company believes the protection afforded by the Patents is strong, there can be no assurance that other companies will not be able to design and build competing vibration tables in a manner that does not infringe the Patents.

     The Company has the following registered marks with the United States Patent and Trademark Office: QUALMARK, ACCELERATE THE FUTURE, ACCELERATED RELIABILITY TEST CENTER, ARTC, AUTOSMEAR and QHT. The Company has eleven U.S. trademarks pending and five foreign mark applications pending. The Company plans to make additional trademark, service mark, and certification mark applications as appropriate.

COMPETITION

     Equipment

     As the marketplace is becoming more driven toward accepting the HALT and HASS test techniques, the competitive complexion is also changing. The Company is confident however, that it will maintain its leadership position in the market due to its technological advantages and expanded product offerings. Further, the Company has formed a strategic alliance with a national company that provides piping and liquid nitrogen tanks for use with our test chambers. This allows the customer to be provided with a single source of sales and technical support and differentiates the Company from the competitors.

The following represents a listing of known competitors to the Company within the served industries:

     1.   Thermotron Industries Holland, Michigan

     2.   Envirotronics Grand Rapid, Michigan

     3. Screening Systems, Inc. Aliso Viejo, California Screening Systems has been in the ESS and DVT business since the early 1980's. They operated for many of those years with technology licensed from Hughes Electronic ("Hughes"). On March 22, 1996, Screening Systems, Inc. filed a patent infringement suit against the Company in federal district court in Santa Ana, Ca. This litigation was settled on August 30, 1999. See Item 3 - Legal Proceedings

     ARTC and Applications Support Services

     Throughout 2001 utilization of the Company's ARTC labs remained constant. The Company consolidated its Farmington Hills, Michigan ARTC lab with a large strategic testing center thus reducing overhead while maintaining a presence in the territory. With a dedicated sales force in place, the Company anticipates increased revenues for this facility in 2002. During 2002 the Company will continue to evaluate options in consolidating other labs in an attempt to maximize profitability. The ARTC labs will continue to be utilized as a marketing and fundamental sales tool in promoting the purchases of the Companies testing systems.

MANUFACTURING

     The Company's manufacturing facility is located in Denver, Colorado. QualMark's assembly of the OVS systems follow a manufacturing line approach, in which drawings of all subassemblies used by the Company are maintained using computer aided design (CAD). The assembly of the Company's products is organized around three major elements that include vibration systems, chamber systems and control systems.

     To ensure that all subassemblies meet specifications when received, key suppliers remain actively involved throughout product design. Key suppliers perform source inspection at the point of manufacture. Most key suppliers are local companies. The Company intends to further develop local suppliers, with back-up suppliers as required. To date, the components and assemblies from these suppliers have met or exceeded all specifications. The Company is not dependent on any one or a few major suppliers for any of the key parts or components of its systems. However, the Company has developed relationships with what it considers critical vendors that manufacture three components of its OVS system. While the Company is not dependent on these suppliers, it would take as much as 60 days to locate, qualify and begin taking delivery of these components from new suppliers.

     While the Company maintains a small inventory of OVS systems in finished goods, the Company primarily uses a rolling-quarter sales forecast in determining the number of OVS-1.5, OVS 2.5, OVS-4, Typhoon systems to build during the quarter. The Company also produces certain common subassemblies that are integrated into the final systems when orders are booked. This helps provide a more even manufacturing flow and minimizes the "peaks and valleys" associated with small volume manufacturing.

     The Company has implemented Material Requirements Planning, a computer software driven inventory management process, to maximize the effectiveness in which an order can be filled while minimizing required inventory. Management uses fully-costed Bills of Materials (BOM) which ensure that all parts of an OVS system are identified and ordered in a timely manner.

PRODUCT WARRANTIES AND SERVICE

     In 2000 and 2001, the Company offered a limited one-year parts and labor warranty on all new OVS systems, respectively. OVS customers can purchase extended warranties on their OVS systems, which may include two preventive maintenance visits during the year by a qualified Company representative. In addition, the Company offers for sale a comprehensive spare parts kit for each OVS system, which further minimizes OVS system down time. Because of the efficient design of OVS systems, the Company occasionally sends its technicians into the field for warranty repairs. Most problems can be diagnosed over the phone and, if necessary, replacement parts are sent to the customer via overnight mail. During 2002, the Company will continue to offer a standard, one-year parts and labor warranty on all new OVS systems, and a limited, two-year parts and labor warranty on specific negotiated contracts.

GOVERNMENT REGULATION

     Periodically, the Company receives inquiries from regulatory agencies regarding its compliance with laws and regulations. To its knowledge, the Company believes it complies with all international, federal, state and local regulations, including environmental regulations. However, there is no assurance that the Company will continue to remain in compliance with all such regulations.

EMPLOYEES

     As of December 31, 2001, the Company had thirty-nine employees, of which thirty-four are full-time. Twenty-six of the Company's employees are employed at its principal offices and headquarters in Denver, Colorado, four are employed at its facilities in Santa Clara, CA, three in Huntington Beach, CA, one in Farmington Hills, MI, three in Marlborough, MA, one in Winter Park, FL, and one in Huntsville, AL. No employees are represented by labor organizations and there are no collective bargaining agreements. Employee relations are believed to be good.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion should be read along with the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

     The following table sets forth for the fiscal periods indicated the percentage of total revenues, unless otherwise indicated, represented by certain items reflected in the Company's consolidated statement of operations:

                                                                      FISCAL YEAR ENDED
                                                                -------------------------------
                                                                DECEMBER 31,       DECEMBER 31,
                                                                    2001               2000
                                                                ------------       ------------
         Statement of Operations Data:
         Revenues .........................................            100.0%             100.0%
         Cost of Revenues .................................             62.7               60.3
                                                                ------------       ------------
         Gross Profit .....................................             37.3               39.7
         Selling, general and administrative expenses .....             44.3               31.5
         Research and development expenses ................              9.9                6.7
         Severance Charges ................................               --                2.2
                                                                ------------       ------------
         Loss from operations .............................            (16.9)              (0.7)
         Other expense ....................................             (2.3)              (2.4)
                                                                ------------       ------------
         Loss before income taxes .........................            (19.2)              (3.1)
         Income tax benefit (expense) .....................            (14.7)               0.1
                                                                ------------       ------------
         Net loss .........................................            (33.9)%             (3.0)%
                                                                ============       ============

FORWARD-LOOKING STATEMENTS

     The statements contained in this report which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by forward-looking statements, including but not limited to variability in order flow and operating results, availability of capital to support operations, the ability of the Company to find and retain qualified personnel to staff its manufacturing and marketing operations and existing and anticipated test centers, and the risk that the demand for the Company's systems will not continue to grow.

RESULTS OF OPERATIONS

     The Company's annual and quarterly operating results are subject to fluctuations for a variety of reasons. The Company operates with a small backlog relative to its revenue; thus most of its sales in each quarter result from orders received in the current or prior quarter. In addition, because prices for the Company's products are relatively substantial, a significant portion of net sales for each quarter is attributable to a relatively small number of units. Further, the fact of shipping or not shipping a product in a quarter can result in the difference between a profitable quarter or an unprofitable one, given the significant sales price of the Company's product and the related margin.

Comparison of Years Ended December 31, 2001 and 2000

REVENUE

     Revenue decreased $4,360,000 or 34.9% to $8,145,000 in the year ended December 31, 2001 from $12,505,000 in the year ended December 31, 2000.

     OVS system revenue decreased $3,398,000 or 36.9% from $9,213,000 in the year ended December 31, 2000 to $5,815,000 in the year ending December 31, 2001. Sixty-three OVS units were sold in the year 2000 compared with thirty-eight OVS units sold in the year 2001. The Company attributes the decrease in OVS sales to the prevalent volatile and uncertain economic atmosphere in the high technology industry, which resulted in a sharp decrease in demand for capital equipment. In the fourth quarter of 2001 the Company executed contacts with six additional independent manufacturer sales representatives, which we believe will benefit Qualmark in 2002 with an expanded domestic OVS sales territory. International system sales decreased from nineteen units in 2000 to fourteen in 2001. For the year ended December 31, 2000, the international OVS systems sales of $2,739,000 represented 29.7% of system sales compared with the year ended December 31, 2001 international sales of $1,852,000 represented 31.8% of system sales. Although the Company experienced a decrease in the number of international units sold, the percentage of international sales increased. The increase in percentage of overall OVS sales is due to the Company continuing its commitment to develop an already strong presence in the international market place. Currently QualMark utilizes ten European international sales representatives and six Asian international sales representatives. QualMark has established business relationships with Hielkema Test Equipment B.V. in the Netherland, Beatronic in Denmark, Emitech in France, Weiss in Germany, AB-AD Technology and Engineering Ltd. In Israel, Sumitomo in Japan, Namil Environ Company in Korea, Centiforce in Singapore, Kendro Laboratory Products AB in Sweden, Chroma ATE Inc. in Taiwan, and Alphatech Limited in the UK. The Company is continuing to expand its customer base in 2002 by initiating contact with potential distributors in China, India, South Africa, Australia, Mexico, and South America. With the forecasted positive economic outlook, Qualmark Corporation is anticipating an increase in the number of units sold both domestically and internationally. QualMark is committed to focusing on domestic sales staff to build relationships with potential key customers and establishing new sales partnerships to expand the Company's customer base.

     Test center revenue decreased $962,000 or 29.2% from $3,292,000 the year ended December 31, 2000 to $2,330,000 in the year ending December 31, 2001. As of December 31, 2001, the Company had one strategic test center partnership in Detroit, MI and operated four domestic test centers in the following locations:
Denver, CO, Boston, MA, Orlando, FL, Santa Clara, CA, and Huntington Beach, CA (Refer to Item 1 - Accelerated Reliability Test Centers). The Company primarily attributes the decrease in ARTC lab revenue to a volatile and uncertain economic atmosphere in the high technology industry. During 2000 and 2001, QualMark took steps to optimize the ARTC Lab segment by closing one lab in Morrisville, NC and establishing a strategic test center in Detroit, MI. The Company has begun to see these changes result in increased margins and lab utilization. During 1998 and continuing into 2001, the Company initiated its international ARTC expansion program and is continuing to maintain its strategic alliances with operating test labs in three different countries: Anecto, ltd. in Ireland, IMQ in Italy, and Maser in the Netherlands. Under the strategic alliance agreements, QualMark provides an OVS 2.5 to each lab location, except Maser Engineering in the Netherlands which has an OVS 1.5, and the strategic partner provides the facility, labor, and sales management. QualMark receives a percentage of the revenue that the OVS system generates. Revenue for these alliances decreased $215,000 or 72.9% from $295,000 in the year ended December 31, 2000 to $80,000 for year ended December 31,2001. International ARTC revenue declined due to the closing of the TUV Germany and TUV U.K. labs, which completed the existing agreement (Refer to Item 1 - Accelerated Reliability Test Centers). Subsequently, both TUV labs purchased the existing OVS systems from QualMark and will continue to operate test centers independently. The Company is actively looking to establish other strategic partnerships and to open additional labs in Europe to regain the loss in revenue due to the TUV labs closing.

     On September 7, 2001 the Company announced an exclusive strategic partnership with Weiss Umwelttechnik GmbH, the world leader in environmental test chambers. The partnership is expected to significantly enhance QualMark's revenue stream while establishing the Company as a truly full-line provider of test products and services. Based in Reiskirchen-Lindenstruth, Germany, Weiss Technik is the world's largest maker of environmental test chambers with annual revenue of US $150 million, and is a member of the Schunk Group with annual revenue of US $700 million. Under terms of the agreement, QualMark becomes Weiss Technik's exclusive marketing partner in the United States and Canada and Weiss Technik becomes QualMark's exclusive representative for Germany and Austria. Weiss Technik will provide sales and marketing support.

GROSS MARGIN

     The gross margin for the year ended December 31, 2001 was 37.3%. This compares to a gross margin of 39.7% for the year ended December 31, 2000. Gross margins were down due to additional discounts offered to customers to remain competitive during current market conditions. In addition, the Company reviewed and wrote off $93,000 in obsolete raw inventory, incurred $35,000 in additional costs to relocate the Santa Clara, CA test center, and executed a shift in product mix to lower margin items. Management expects margins to increase during future quarters as emphasis is placed continually on manufacturing utilization and overhead management. The Company further believes that additional opportunities exist to improve margins through further enhancements of relationships with its key vendors. Also, the Company will continue streamlining its inventory process in which it will attempt to maintain minimal levels of raw materials and finished goods inventory.

OPERATING EXPENSE

     Total operating expenses decreased $638,000 or 12.6% from $5,050,000 in the year ended December 31, 2000 to $4,412,000 for the year ended December 31, 2001.

     Selling, general and administrative expenses declined $332,000 or 8.4% from $3,942,000 for the year ended December 31, 2000 to $3,610,000 for the year ended December 31, 2001. The decrease is attributed to the Company's "right sizing" its infrastructure beginning at the end of 2000 and continuing through 2001. Also, with the Company's strategic move to change the existing sales structure from a direct field sales organization to independent sales representatives, in which all related sales expenses are minimized and will continue to be relative to sales demand. QualMark continues to monitor and identify ways to reduce operating expenditures. Currently, the Company's infrastructure and systems have been set up and redesigned to prepare for an increase in sales demand with a minimal increase in selling, general, and administrative costs.

     Research and development costs decreased $34,000 or 4.1% from $836,000 for the year ended December 31, 2000 to $802,000 for the year ended December 31, 2001. The decrease is attributed to the completion of the prior year development project, the Typhoon chamber. The Typhoon enables the users of combined stress and thermal-only test chambers to cut their consumable cost by up to 50%, (Refer to Item 1 - Description of Business). The Company will be transferring the technology used in the Typhoon into the smaller OVS chambers, allowing for faster ramps and more efficient use of LN2 in all chamber products. Also, research is ongoing into the vibration technology used in the OVS chamber, by improving low frequency energy and creating the technology to better serve the changing market place. Expanding into other product areas will be a focus for the year 2002. The Company in 2002 intends to continue its commitment and effort to the development of new technologies, product offerings, and current product line improvements.

INCOME TAXES

     The Company experienced a downturn it its business during 2001, which resulted in operating losses. The Company attributes the downturn primarily to the current uncertain general economic environment, and the volatile economic environment faced by the Company's customers. Because of this situation, management reassessed the realization of its recorded net deferred tax assets. Based on its assessment of appropriately weighted available evidence as prescribed in the Statement of Financial Accounting Standards 109 ("SFAS 109"), management concluded that it was more likely than not that the existing deferred tax assets would not be realizable and determined a valuation allowance was required for the recorded deferred tax assets. Accordingly, the Company's valuation allowance was increased by $1,768,000 which resulted in an increase to the provision for income taxes of the same amount.

SEVERANCE CHARGES

In the three months ended June 30, 2000 the Company incurred costs of $272,000 due to an organizational restructure. The organizational restructure focused on personnel reductions throughout several departments within the Company, which included costs associated with the termination of the former president. The Company does not expect to incur any additional costs related to the organizational restructure. All such costs were paid in May 2001 and there are no remaining unpaid costs at December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

     During 2001, the Company experienced operating losses due to the sudden and dramatic decrease in orders for its products which occurred in the second half of 2001, primarily attributed to general economic uncertainty and significant reductions in the orders for capital equipment and related products in technology-related industries such as those served by the Company. The Company took certain actions in 2001 to address this, including cost reductions and changes to its marketing and distribution strategy. The Company's management believes that this strategy is resulting in new customers, expanded distribution and will lead to increased revenue in the future, although there can be no guarantee thereof. On January 31, 2002, the Company and its bank modified the terms of its revolving line of credit and term note to provide for payments of approximately $600,000 in 2002 and a due date for this facility of March 15, 2003. On March 27, 2002, the Company closed on a transaction whereby it received $1 million of proceeds from the sale of preferred stock.

     While there is no guarantee that the Company will be able to meet the operational and financial requirements of its 2002 budget and limit the use of cash and cash equivalents, the Company's operating plan and execution thereof is focused on growing revenue, controlling costs and conserving cash. The Company can not predict with certainty the expected revenues, gross profit margin, net loss and usage of cash and cash equivalents for 2002. However, the Company's management believes that the Company's cash and cash equivalents and working capital, augmented by the proceeds of the sale of $1 million of preferred stock, provide adequate capital resources to fund its operations, 2002 debt repayments and working capital needs through at least the end of 2002, and into the first quarter of 2003. The Company's inability to modify or replace its debt when it comes due on March 15, 2003, or to obtain required capital when needed could have a material adverse effect on its business, results of operations and financial condition, and the Company could be required to reduce its level of operations, delay product development or other actions to diminish the amount of cash used in its business. While there can be no guarantee, the Company's management believes that it will be able to extend the due date of its credit facility with the bank, or replace such facility with other borrowings.

     During 2001, the Company generated $717,000 of cash from operating activities (primarily due to collections of Accounts Receivable), invested $192,000 for equipment, invested $5,000 for patents, borrowed $745,000 from banks and repaid $1,671,000 of bank borrowings. Employees exercised options to purchase 2,400 shares of common stock for proceeds of $5,000. Together, these activities resulted in a cash decrease of $436,000, for a year-end balance of $500,000 at December 31, 2001. During 2000, the Company generated $188,000 of cash from operating activities, invested $371,000 for equipment, sold equipment for $15,000, invested $28,000 for patents, made $3,000 in capital lease payments, borrowed $950,000 from banks and repaid $575,000 of those borrowings. Employees and investors exercised options and warrants to purchase 104,223 shares of common stock for proceeds of $235,000. Together, these activities resulted in a cash increase of $411,000, for the year, for a balance of $936,000 at December 31, 2000.

     The Company's commercial bank borrowings consist of a term loan and a revolving line of credit, (the "Credit Agreement"), (Refer to Note 5 of the Financial Statements).

     On February 1, 2001, the Company renegotiated its Credit Agreement with the commercial bank. Among other changes, this amendment to the Credit Agreement reduced the revolving credit line to $1,000,000. In addition, the term loan available was increased to $2,000,000.

     On June 29, 2001, the Company renegotiated its Credit Agreement with the commercial bank. Among other changes, this amendment to the Credit Agreement increased the monthly principal payments from $35,000 to $45,000 and will change the interest to the Prime Rate plus 1.0%, both commencing on July 1, 2001.

     On January 31, 2002, the Company renegotiated its Credit Agreement with the commercial bank. Among other changes, this amendment to the Credit Agreement extends the maturity date to March 15, 2003, increases the monthly principal payments from $45,000 to $50,000, and changed the interest to the Prime Rate plus 3.0%, commencing on February 28, 2002.

     The average interest rate for the twelve-month period ending December 31, 2001 for the term loan and revolving credit line was 7.35% and 7.25%, respectively. Both the revolving credit line and term loan under the Credit Agreement are collateralized by substantially all the assets of the Company. Borrowings under the line of credit are subject to borrowing base limits. As of December 31, 2001, there was no additional availability on the line of credit.

     The Company must maintain certain financial and other covenants in order to draw amounts available under the line of credit. As of December 31, 2001, the Company was in default of certain financial covenants contained in the Credit Agreement. The Company has, however, received a waiver from its lender regarding such noncompliance.

     As required by the renegotiated Credit Agreement on January 31, 2002, the Company will make monthly principal payments, beginning February 28, 2002, of $50,000 on the term loan. The Company had also determined that, during 2002, quarterly payments to the revolving line of credit would be made, based on cash flows generated from operations. At the close of each quarter, the Company has made arrangements to meet and review results of the Company with the commercial bank and the Company believes its relations with its commercial bank to be good. At the end of 2002, the Company expects to negotiate with the commercial bank for an extension to the Credit Agreement, although there can be no assurance that such renegotiations will be successful.

     The following represents future amounts payable at December 31, 2001 (in thousands).

                 Year ended December 31,
                          2002                  $    595
                          2003                     1,640
                                                --------
                                                $  2,235
                                                ========

Critical Accounting Policies and Estimates

     The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, long-lived assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

     The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is based upon historical experience and is also affected by product failure rates and material usage incurred in correcting a product failure. Should actual product failure rates or material usage costs differ from the Company's estimates, revisions to the estimated warranty liability would be required (Refer to Note 4 of the Financial Statements).

     The Company reduces inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required (Refer to Note 2 of the Financial Statements).

     The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset could be charged to income in the period such determination was made. At December 31, 2001, all deferred tax assets are fully reserved for. (Refer to Note 7 of the Financial Statements).

Contractual Obligations

     For more information on the Company's contractual obligations on operating leases, refer to Note 6 of Financial Statements. At December 31, 2001, the Company's commitments under these obligations were as follows (in thousands):

                                  OPERATING
                                   LEASES
                                  ---------
 Year ended December 31,
             2002                  $  358
             2003                     211
             2004                     140
             2005                     117
             2006                      53
                                   ------
                                   $  879
                                   ======

Government Regulation

     Periodically, the Company receives inquiries from regulatory agencies regarding its compliance with laws and regulations. To its knowledge, the Company believes it complies with all international, federal, state and local regulations, including environmental regulations. However, there is no assurance that the Company will continue to remain in compliance with all such regulations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's exposure to interest rate changes are primarily related to its variable rate debt issued under its $2,235,000 Credit Agreement (Refer to Note 3 of the Financial Statements). Because the interest rates on these facilities are variable, based upon the bank's prime rate, the Company's interest expense and net income are affected by interest rate fluctuations. If interest rates were to increase or decrease by 100 basis points, the result, based upon the existing outstanding debt as of December 31, 2001 would be an annual increase or decrease of approximately $22,000 in interest expense for a twelve-month period.

     During 2001, revenue generated from foreign sales are payable in United States dollars, thus no foreign exchange rate risk exists. However, the strategic sales agreement executed with Weiss Technik in 2001 (Refer to Item 1 - Marketing), will result in payments of Euros. These Weiss Technik transactions could result in foreign exchange rate risk.

Three Months Ended March 31, 2001 Compared With Three Months Ended March 31,
2002

REVENUE

     Net revenue decreased $812,000 or 29.9% from $2,715,000 in the three months ended March 31, 2001 to $1,903,000 for the three months ended March 31, 2002.

     Equipment revenue decreased $846,000 or 39.2% from $2,158,000 in the three-month period ended March 31, 2001 to $1,312,000 in the three months ended March 31, 2002. Sixteen OVS units were sold in the first three months of 2001 compared to nine OVS units sold in the first three months of 2002. The decrease in sales for the period ended March 31, 2002 primarily occurred due to the prevalent conservative domestic economic atmosphere in the high technology industry, which pressures a decrease in demand for capital equipment purchases. Of the units sold in the quarter ended March 31, 2002, four represented international sales versus six international sales for the quarter ended March 31, 2001. The international market remains stable providing 41.5% of the Company's equipment revenue for the three months ended March 31, 2002 versus 37.9% for the three months ended March 31, 2001.

     On September 7, 2001 the Company announced an exclusive strategic partnership with Weiss Umwelttechnik GmbH ("Weiss Technik"), the world leader in environmental test chambers. The partnership is expected to significantly enhance QualMark's revenue stream while establishing the Company as a full-line provider of test products and services. Based in Reiskirchen-Lindenstruth, Germany, Weiss Technik is the world's largest maker of environmental test chambers with annual revenue of US $150 million, and is a member of the Schunk Group with annual revenue of US $700 million. Under terms of the agreement, QualMark becomes Weiss Technik's exclusive marketing partner in the United States and Canada. During the first quarter of 2002, the Company sold two standard Weiss units. The units represented 2.3% of the Company's equipment revenue.

     Test center revenue increased $34,000 or 6.1% from $557,000 in the three months ended March 31, 2001 to $591,000 in the three months ended March 31, 2002. The Company operated five test centers, maintained one strategic domestic partnership, and three strategic partnership test center operations in Europe during 2002 versus six test centers in the U.S. and four strategic partnership operations in Europe during the same period in 2001. The Company primarily attributes the increase in ARTC lab revenue to the strategic partnership with NTS in Detroit, MI.

GROSS PROFIT

     Total gross margin for the three months ended March 31, 2002 was 41.3%. This compares to a gross margin of 39.3% for the three months ended March 31, 2001. The increase in gross margin for the three-month period is primarily due to the partnership instituted with NTS in Detroit, MI. During the first quarter 2002, the Company was in the process of closing the Florida test center in order to optimize overall test center margins by minimizing overhead. The Company believes that these changes will result in improved margins as the economic climate improves.

     The Company also experienced changes in product mix, in which a larger number of higher dollar components were sold yielding higher margins for the three month period ending March 31, 2002. Management continues to place emphasis on improving product mix, manufacturing utilization, and overhead management.

OPERATING EXPENSES

     Total operating expenses decreased $254,000 or 22.8% to $861,000 for the three months ended March 31, 2002 from $1,115,000 for the three months ended March 31, 2001.

     Selling, general and administrative expenses decreased $239,000 or 26.4% to $665,000 in the three months ended March 31, 2002 from $904,000 for the three months ended March 31, 2001. Expenses in the first quarter 2002 decreased primarily due to the significant reduction in department personnel, in response to the economic down turn during 2001. Included in the selling, general, and administrative expenses are sales and marketing expenses, which decreased 45.9% for the three months ended March 31, 2002 as compared to the three months ended March 31, 2001. The decrease is attributed to the Company's reorganization of international sales and "right sizing" its infrastructure beginning at the end of 2000 and continuing through 2001. Also, the Company has strategically changed the existing sales structure from a direct field sales organization to independent sales representatives to minimize all related sales expenses, and to ensure that additional sales costs are relative to sales demand. QualMark continues to monitor and identify ways to reduce operating expenditures. Currently, the Company's infrastructure and systems have been set up and redesigned to prepare for an increase in sales demand with a minimal increase in selling, general, and administrative costs.

     Research and development costs decreased $15,000 or 7.1% to $196,000 for the three months ended March 31, 2002 from $211,000 for the three months ended March 31, 2001. The decrease is primarily attributed to a lower number of active engineering projects during the first quarter of 2002. The Company continually strives to sustain its commitment to product improvements and research and development. As a result, research and development expenditures fluctuate from quarter to quarter, and may increase in future quarters.

LIQUIDITY AND CAPITAL RESOURCES

     During the three months ended March 31, 2002, the Company used $201,000 of cash from operating activities (primarily reflecting increases in working capital), invested $40,000 for equipment, repaid $95,000 of commercial bank borrowings and $2,000 of capital lease obligations. The Company also received net proceeds of $976,000 for the issuance of preferred stock, refer to Financial Statement Note 8. Together, these activities resulted in a cash increase of $640,000, for an ending balance of $1,140,000 at March 31, 2002. During the three months ended March 31, 2001, the Company generated $992,000 of cash from operating activities, invested $52,000 for equipment and $5,000 for patents, repaid $350,000 to commercial banks, and $11,000 for capital lease obligations. Employees and investors exercised options of common stock for proceeds of $5,000. Together, these activities resulted in a cash increase of $590,000 for an ending balance of $1,526,000 at March 31, 2001.

     The Company's commercial bank borrowings consist of a term loan and a revolving line of credit.

     During 2001, there were various renegotiations of the Credit Agreement. Among other changes, the term loan was increased to $2,000,000 with required monthly payments of $45,000 and the revolving credit line was reduced to $1,000,000. On January 31, 2002, the Company renegotiated its Credit Agreement with the bank. Among other changes, this amendment to the Credit Agreement extends the maturity date for both the line of credit and the term loan to March 15, 2003, increased the monthly principal payments on the term loan from $45,000 to $50,000, and changed the interest to the Prime Rate plus 3.0%, commencing on February 28, 2002.

     The average interest rate for the three-month period ending March 31, 2002, for the term loan and revolving credit line was 7.08%. Both the revolving credit line and term loan under the Credit Agreement are collateralized by substantially all the assets of the Company. Borrowings under the line of credit are subject to borrowing base limits. Based on the provisions of the Credit Agreement as of March 31, 2002, there was no additional availability on the line of credit.

     As of March 31, 2002, the balances of the revolving credit and term loan are $645,000 and $1,495,000, respectively.

     The Company must maintain certain financial and other covenants in order to draw amounts available under the revolving line of credit. As of March 31, 2002, the Company was in compliance with financial covenants contained in the Credit Agreement.

     As required by the renegotiated Credit Agreement the Company will make monthly principal payments, beginning February 28, 2002, of $50,000 on the term loan. The Company had also determined that, during 2002, quarterly payments to the revolving line of credit would be made, based on cash flows generated from operations. At the close of each quarter, the Company has made arrangements to meet and review results of the Company with the commercial bank and the Company believes its relations with its commercial bank to be good. At the end of 2002, the Company expects to negotiate with the commercial bank for an extension to the Credit Agreement, although there can be no guarantee that such renegotiations will be successful.

     While there is no guarantee that the Company will be able to meet the operational and financial requirements of its 2002 budget and limit the use of cash and cash equivalents, the Company's operating plan and execution thereof is focused on growing revenue, controlling costs and conserving cash. The Company can not predict with certainty the expected revenues, gross profit margin, net loss and usage of cash and cash equivalents for 2002. However, the Company's management believes that the Company's cash and cash equivalents and working capital, augmented by the proceeds of the sale of $1 million of preferred stock, provide adequate capital resources to fund its operations, 2002 debt repayments and working capital needs through at least the end of the first quarter of 2003 and into the second quarter of 2003. The Company's inability to modify or replace its debt when it comes due on March 15, 2003, or to obtain required capital when needed could have a material adverse effect on its business, results of operations and financial condition, and the Company could be required to reduce its level of operations, delay product development or other actions to diminish the amount of cash used in its business. While there can be no guarantee, the Company's management believes that it will be able to extend the due date of its credit facility with the bank, or replace such facility with other borrowings.

GOVERNMENT REGULATION

     Periodically, the Company receives inquiries from regulatory agencies regarding its compliance with laws and regulations. To its knowledge, the Company believes it complies with all international, federal, state and local regulations, including environmental regulations. However, there is no assurance that the Company will continue to remain in compliance with all such regulations.

NASDAQ MARKET LISTING

     On March 20, 2002 the Company was notified by The Nasdaq Stock Market that a Nasdaq Listing Qualifications Panel found that QualMark had presented a definitive plan that would enable it to evidence compliance with all requirements for continued listing on the Nasdaq SmallCap Market within a reasonable period of time and sustain compliance with those requirements over the long term. The Panel determined to continue the listing of the Company's stock on The Nasdaq SmallCap Market if it complied with certain undertakings. On March 27, 2002 the Company, in reliance upon this notification, completed a $1 million preferred stock financing transaction with The Roser Partnership III which provided that if shareholder approval was not obtained for the stock issuance, the preferred stock would convert on a different basis than if shareholder approval was obtained. Although the Company complied with the undertakings established by Nasdaq, on May 9, 2002 the Nasdaq Stock Market notified the Company that this transaction, which was initially approved by Nasdaq, did not meet the requirements of a staff interpretation of the shareholder approval requirements. According to IM-4350-2, first published March 7, 2002, if the terms of a transaction can change based upon the outcome of a shareholder vote, no shares may be issued prior to shareholder approval. The Company is currently listed on the OTC Electronic Bulletin Board.

                             DESCRIPTION OF PROPERTY

     The Company operates out of leased facilities located at 1329 West 121st Avenue, Denver, Colorado. The three-year lease for the property expires on May 31, 2003. The leased property consists of approximately 18,093 square feet. The lease calls for monthly payments over the term of the lease of $14,890. In addition to the two leases, the Company is responsible for certain expenses, including property taxes, insurance and maintenance. The Company's manufacturing, sales, administrative operations and regional ARTC services are conducted at this facility.

     The suburban Boston ARTC facility is located at 98 South Street, Hopkinton, Massachusetts. The six-year lease expires April 30, 2005. The leased property consists of approximately 5,000 square feet. The lease calls for average monthly payments over the term of the lease of $3,252. In addition, The Company is responsible for certain expenses, including property taxes, insurance and maintenance. The Company's regional ARTC service business is conducted at this facility.

     The Silicon Valley ARTC facility is located at 990 Richard Avenue, Suite 101, Santa Clara, California. The five-year lease expires on June 30, 2006. The leased property consists of approximately 3,389 square feet. The lease calls for average monthly payments of $7,795. In addition, the Company is responsible for certain expenses, including property taxes, insurance and maintenance. The Company's regional ARTC service business is conducted at this facility.

     The southern California ARTC facility is located at 15661 Producer Lane, Unit H, Huntington Beach, California. The five-year lease expires in December 31, 2002. The leased property consists of 3,132 square feet. The lease calls for average monthly payments of $2,736. In addition, the Company is responsible for certain expenses, including property taxes, insurance and maintenance. The Company's regional ARTC service business is conducted at this facility.

     The suburban Orlando facility is located at Crossroads Business Center, Suite 212, 931 Semoran Boulevard, Winter Park, Florida. The five-year lease expires April 30, 2002. The lease calls for average monthly payments of $3,206. In addition, the Company is responsible for certain expenses, including property taxes, insurance and maintenance. The Company's regional ARTC service business is conducted at this facility.

     The Company believes that its facilities are adequate for its current needs and that suitable additional space can be acquired if needed. All of the premises are of recent construction, are in good condition, are neat in their appearance and are located in business complexes with business of similar quality.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On March 27, 2002, we entered into a financing transaction with The Roser Partnership III, SBIC, LP. Both James Roser and Alan Valenti, Directors of the Company, are affiliated with the general partner of this partnership, Roser Ventures, LLC. Under the terms of this transaction, The Roser Partnership III, SBIC, LP invested $1,000,000 in the Company in exchange for 1,000 shares of Series C Convertible Preferred Stock in the Company. Under the terms of the agreement, the investor also exchanged its Series A Preferred stock for Series B Convertible Preferred Stock and received additional warrants to purchase the Company's common stock.

     Also in connection with this transaction, the partnership received warrants to purchase the number of shares of common stock into which the Series C Convertible Preferred Stock is convertible into as of the date of conversion.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The common stock of the Company was traded on the Nasdaq (National Association of Securities Dealers Automated Quotations) Small-Cap Market until May 9, 2002. The following table sets forth the range of high and low closing bid prices of the Company's common stock as reported by Nasdaq during fiscal years 2001 and 2000 and for the first quarter of fiscal year 2002:

                                                    Fiscal Year Ended
                                                    December 31, 2001

                                               High Close       Low Close
         First Fiscal Quarter                  $     2.630     $     1.130
         Second Fiscal Quarter                       1.900           1.030
         Third Fiscal Quarter                        1.590           0.960
         Fourth Fiscal Quarter                       1.650           1.050

                                                    Fiscal Year Ended
                                                    December 31, 2000

                                               High Close       Low Close
         First Fiscal Quarter                  $     4.875     $     3.125
         Second Fiscal Quarter                       4.125           2.750
         Third Fiscal Quarter                        3.375           2.313
         Fourth Fiscal Quarter                       2.938           1.000

                                                     Fiscal Year 2002
         First Fiscal Quarter                  $     1.150     $     0.900

     The foregoing quotations represent quotations between dealers without adjustment for retail markups, markdowns or commissions and may not represent actual transactions.

     On May 10, 2002, the common stock of the Company began trading on the Over-the-Counter Bulletin Board, also referred to as the OTC Bulletin Board, under the symbol "QMRK". As of the close of business on June 18, 2002, the last sales price of our stock was $0.90.

     At December 31, 2001, the Company had approximately 1,048 beneficial shareholders and 31 shareholders of record. The Company has never paid a cash dividend and does not intend to do so in the future. The Company anticipates a dividend payment on the outstanding preferred stock, in kind, of additional preferred stock in future quarters (Refer to Note 8 of the Financial Statements).

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid for the fiscal years ended December 31, 2001, 2000, and 1999 to the executive officers of the Company who were paid more than $100,000 in salary and bonus during the year ended December 31, 2001 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  Long-Term
                                              Annual Compensation            Compensation Awards

                                                                            Restricted       Options/        All Other
Name and                                   Salary              Bonus       Stock Awards        SARs        Compensation
Principal Position              Year         ($)                ($)             ($)             (#)             ($)
------------------              ----     -----------        -----------    ------------     -----------    ------------
Charles D. Johnston,            2001         210,000             25,000              --          57,000          15,000(1)
President and Chief             2000         190,000                 --              --         100,000           6,000(1)
Executive Officer               1999              --                 --              --              --              --

Joseph A. Ruth,                 2001         125,000                 --              --          50,000              --
Vice President of  Sales        2000              --                 --              --              --              --
and Marketing                   1999              --                 --              --              --              --

Gregory S. Leger,               2001         110,000                 --              --          20,000              --
Vice President of               2000              --                 --              --              --              --
Technical Services              1999              --                 --              --              --              --

Anthony A. Scalese,             2001          90,000             15,000              --           2,000              --
Vice President of Finance       2000          85,000                 --              --              --              --
and Administration              1999              --                 --              --              --              --

(1)  Automobile allowance.

         The following table presents information concerning individual grants of options to purchase Common Stock of the Company made during the fiscal year ended December 31, 2001 to each of the Named Executive Officers.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                   Number of
                                   Securities         Percent of Total
                                   Underlying     Options/ SARs Granted to     Exercise or
                                 Options/ SARs            Employees             Base Price
Name                              Granted (#)          in Fiscal Year            ($/Sh.)         Expiration Date
----                             -------------    ------------------------     -----------       ---------------
Charles D. Johnston                   7,000(1)             3.0%                  $1.50              04/20/08
                                     50,000(2)            21.3%                  $1.08              08/30/08
Joseph A. Ruth                       50,000(3)            21.3%                  $1.03              08/01/08
Gregory S. Leger                     20,000(4)             8.5%                  $1.25              10/01/08
Anthony A. Scalese                    2,000(5)             0.9%                  $1.50               4/20/08

(1)  Options are immediately exercisable.

(2) Options are exercisable at a rate of 33% per year beginning August 30, 2002.

(3)  Options are exercisable at a rate of 33% per year beginning August 1, 2002.

(4) Options are exercisable at a rate of 33% per year beginning October 1, 2002.

(5)  Options are exercisable at a rate of 25% per year beginning April 20, 2002.

The following table sets forth the stock options exercised by each of the Named Executive Officers and the year-end value of unexercised options to purchase Common Stock of the Company for each of the Named Executive Officers.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND

                        FISCAL YEAR END OPTION/SAR VALUES

                                                               Number of Securities            Value of Unexercised
                                                              Underlying Unexercised        In-the-Money Options/SARs
                             Shares                         Options/SARs at FY-End (#)           at FY-End ($)(1)
                          Acquired on        Value         ----------------------------    ----------------------------
       Name               Exercise (#)    Realized ($)     Exercisable    Unexercisable    Exercisable    Unexercisable
       ----               ------------    ------------     -----------    -------------    -----------    -------------
Charles D. Johnston                 --              --              --         157,000              --     $     4,000
Joseph A. Ruth                      --              --              --          50,000              --     $     6,500
Gregory S. Leger                    --              --              --          20,000              --              --
Anthony A. Scalese                  --              --              --          12,000              --              --

(1) Based upon the difference between the fair market value of the Common Stock on December 31, 2001 and the exercise price. The fair market value of the Common Stock on December 31, 2001, measured as the mean of the closing bid and asked prices of the Common Stock on such date, was $1.16 per share.

                                     EXPERTS

     The financial statements of QualMark Corporation as of and for the year ended December 31, 2001 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements as of December 31, 2000 and for the year then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL OPINION

     Faegre & Benson LLP, Boulder, Colorado, is passing upon the validity of the securities offered hereby.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To QualMark Corporation:

We have audited the accompanying balance sheet of Qualmark Corporation (a Colorado corporation) as of December 31, 2001, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Qualmark Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


                                                    Arthur Andersen LLP


Denver, Colorado
   April 1, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of QualMark Corporation

In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of QualMark Corporation at December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
   April 2, 2001

QUALMARK CORPORATION

STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   YEARS ENDED DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
         Revenues                                                               $      8,145      $     12,505
         Cost of revenues                                                              5,109             7,538
                                                                                ------------      ------------
                 Gross profit                                                          3,036             4,967
         Selling, general and administrative expenses                                  3,610             3,942
         Research and development expenses                                               802               836
         Severance charges                                                                --               272
                                                                                ------------      ------------
                 Total operating expenses                                              4,412             5,050
                                                                                ------------      ------------
                 Loss from operations                                                 (1,376)              (83)
         Other income (expense):
            Interest expense                                                            (200)             (307)
            Interest income                                                                1                 1
            Other income, net                                                              8                 2
                                                                                ------------      ------------
         Loss before income taxes                                                     (1,567)             (387)
         Income tax benefit (expense)                                                 (1,194)               12
                                                                                ------------      ------------
         Net loss                                                               $     (2,761)     $       (375)
                                                                                ============      ============
         Net loss per basic and diluted common share (Note 1)                   $      (0.80)     $      (0.13)
                                                                                ============      ============
         Weighted average shares outstanding                                           3,610             3,571
                                                                                ============      ============

                     The accompanying notes are an integral
                       part of these financial statements.

QUALMARK CORPORATION

BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
         ASSETS
         Current assets:
            Cash and cash equivalents                                           $        500      $        936
            Trade accounts receivable, net of allowance for doubtful
             accounts of $46 and $187, respectively                                    1,406             3,968
            Inventories, net                                                           1,458             1,297
            Deferred tax assets                                                           --             1,194
            Other current assets                                                          26               122
                                                                                ------------      ------------
                 Total current assets                                                  3,390             7,517
         Property and equipment, net                                                     845             1,290
         Other assets                                                                    104               132
                                                                                ------------      ------------
                                                                                $      4,339      $      8,939
                                                                                ============      ============
         LIABILITIES AND SHAREHOLDERS' EQUITY
         Current liabilities:
            Accounts payable                                                    $        709      $      1,032
            Accrued expenses                                                             228               710
            Customer deposits and deferred revenue                                        --                82
            Capital lease obligations                                                     --                35
            Current portion of long-term debt                                            595               700
                                                                                ------------      ------------
                 Total current liabilities                                             1,532             2,559
         Long-term debt                                                                1,640             2,461
         Deferred tax liability                                                           17                17
                                                                                ------------      ------------
                    Total liabilities                                                  3,189             5,037
                                                                                ------------      ------------
         Commitments and contingencies
         Convertible redeemable preferred stock (Note 8);
            no par value; 2,000,000 shares authorized;
            692,951 designated as Series A, 538,327 and 465,116 shares
            issued and outstanding, liquidation preference of $1,204                   1,125             1,016
         Shareholders' equity:
            Common stock; no par value; 15,000,000
               shares authorized; 3,645,638 and 3,643,238 shares issued
               and outstanding                                                         7,303             7,403
            Treasury stock, at cost, 35,546 shares held                                 (123)             (123)
            Accumulated deficit                                                       (7,155)           (4,394)
                                                                                ------------      ------------
                 Total shareholders' equity                                               25             2,886
                                                                                ------------      ------------
                                                                                $      4,339      $      8,939
                                                                                ============      ============

                     The accompanying notes are an integral
                       part of these financial statements.

QUALMARK CORPORATION

STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2001 AND 2000
(IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)

                                                 COMMON STOCK                 TREASURY STOCK
                                          --------------------------     --------------------------     ACCUMULATED
                                            SHARES         AMOUNT          SHARES         AMOUNT          DEFICIT          TOTAL
                                          -----------    -----------     -----------    -----------     -----------     -----------
Balance December 31, 1999                   3,539,015    $     7,210              --    $        --     $    (4,019)    $     3,191
Exercise of warrants for common stock          19,079             38              --             --              --              38
Exercise of options for common stock           85,144            197              --             --              --             197
Compensation related to issuance of
   options for services                            --             55              --             --              --              55
Common stock received in settlement of
   note receivable and interest from
   former officer                                  --             --          35,546           (123)             --            (123)
Accretion of preferred stock                       --            (17)             --             --              --             (17)
Preferred stock dividends                          --            (80)             --             --              --             (80)
Net loss                                           --             --              --             --            (375)           (375)
                                          -----------    -----------     -----------    -----------     -----------     -----------
Balance December 31, 2000                   3,643,238          7,403          35,546           (123)         (4,394)          2,886
Exercise of options for common stock            2,400              5              --             --              --               5
Compensation related to issuance of
   options for services                            --              4              --             --              --               4
Accretion of preferred stock                       --            (17)             --             --              --             (17)
Preferred stock dividends                          --            (92)             --             --              --             (92)
Net loss                                           --             --              --             --          (2,761)         (2,761)
                                          -----------    -----------     -----------    -----------     -----------     -----------
Balance December 31, 2001                   3,645,638    $     7,303          35,546    $      (123)    $    (7,155)    $        25
                                          ===========    ===========     ===========    ===========     ===========     ===========

                     The accompanying notes are an integral
                       part of these financial statements.

QUALMARK CORPORATION

STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                                   YEARS ENDED DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
         CASH FLOWS FROM OPERATING ACTIVITIES
         Net loss                                                               $     (2,761)     $       (375)
         Adjustments to reconcile net loss to net cash provided by
          operating activities:
            Provision for inventory obsolescence                                          93               111
            (Gain) loss on disposal of equipment                                           1                (2)
            Depreciation and amortization                                                546               597
            Warrant and stock option expense                                               4                55
            Deferred income tax provision                                              1,194                --
         Changes in assets and liabilities:
               Trade accounts receivable                                               2,562               121
               Inventories                                                              (136)              317
               Other assets                                                              101                14
               Accounts payable                                                         (323)             (147)
               Accrued expenses                                                         (482)             (504)
               Customer deposits and deferred revenue                                    (82)               24
                                                                                ------------      ------------
                 Net cash provided by operating activities                               717               211
                                                                                ------------      ------------
         CASH FLOWS FROM INVESTING ACTIVITIES
         Acquisition of property and equipment                                          (192)             (371)
         Proceeds from disposal of property and equipment                                 --                15
         Investment in patents                                                            (5)              (28)
                                                                                ------------      ------------
                 Net cash used in investing activities                                  (197)             (384)
                                                                                ------------      ------------
         CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds from borrowings                                                        745               950
         Repayments of borrowings                                                     (1,671)             (575)
         Proceeds from issuance of common stock, net                                       5               235
         Payments on capital lease obligations                                           (35)              (26)
                                                                                ------------      ------------
                 Net cash (used in) provided by financing activities                    (956)              584
                                                                                ------------      ------------
         Net increase (decrease) in cash and cash equivalents                           (436)              411
         Cash and cash equivalents at beginning of year                                  936               525
                                                                                ------------      ------------
         Cash and cash equivalents at end of year                               $        500      $        936
                                                                                ============      ============
         SUPPLEMENTAL DISCLOSURE
         Interest paid                                                          $        192      $        299
                                                                                ============      ============
         NON-CASH INVESTING AND FINANCING ACTIVITIES
         Common stock received in settlement of note receivable
         and interest from former officer                                       $         --      $        123
                                                                                ============      ============
         Transfer of equipment to inventory held for resale                     $        118      $         --
                                                                                ============      ============

                     The accompanying notes are an integral
                       part of these financial statements.

QUALMARK CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

          QualMark Corporation ("QualMark" or "the Company") designs, manufactures, and markets proprietary equipment that rapidly and efficiently expose product design and manufacturing-related defects for the purpose of improving product quality and reliability. The Company's high performance physical stress equipment supports significant improvements in the process of Design Verification Testing ("DVT") and Environmental Stress Screening ("ESS"). DVT is the process by which electronic product manufacturers ensure their products perform within the previously determined operating ranges (commonly known as "specifications"). ESS is the testing process used by these same manufacturers to expose production-related defects.

          The Company's equipment allows manufacturers to determine the true operating limits of their products. This gives manufacturers the necessary information to reduce design costs, improve product reliability, shorten time to market, reduce warranty costs, and extend warranty periods. The Company's equipment is used by manufacturers in a wide range of industries to perform highly accelerated stress testing on products such as circuit boards, personal computers, monitors, flight navigation systems, cellular telephones, LAN/WAN equipment and consumer electronics.

          The Company evolved from a business manufacturing and marketing its proprietary OVS (Omni-axial Vibration System) equipment to a full service organization offering HALT (Highly Accelerated Life Test) and HASS (Highly Accelerated Stress Screen) test services as well. The Company operates a network of test centers, known as Accelerated Reliability Test Centers ("ARTC"), which provide comprehensive HALT and HASS test and support services to industry. These services include accelerated reliability improvement test services (HALT and HASS) using QualMark's OVS physical stress equipment performed either in the ARTC test centers or at the customer's site.

          QualMark currently operates four test centers located in the metropolitan areas of Denver, Colorado, Huntington Beach, California, Santa Clara, California, and Boston, Massachusetts. The Company also utilizes one domestic strategic alliance with a large testing company in Detroit, Michigan. In addition, the Company has established strategic alliances with Anecto Ltd., Maser Engineering, IMQ Instituto del Marchia di Qualita, Institutet For Verkstadsteknisk Forskning/The Swedish Institute of Production Engineering, and Emitech, to operate testing centers in Galway, Ireland, Enschede, the Netherlands, Milan, Italy, Molndal, Sweden and Paris, France. As international demand for its products and services grows, the Company may further expand its domestic and international presence by expanding strategic alliance arrangements with other test lab organizations.

     LIQUIDITY

          During 2001, the Company experienced operating losses due to the sudden and dramatic decrease in orders for its products which occurred in the second half of 2001, primarily attributed to general economic uncertainty and significant reductions in the orders for capital equipment and related products in technology-related industries such as those served by the Company. The Company took certain actions in 2001 to address this, including cost reductions and changes to its marketing and distribution strategy. The Company's management believes that this strategy is resulting in new customers, expanded distribution and will lead to increased revenue in the future, although there can be no guarantee thereof. On January 31, 2002, the Company and its bank modified the terms of its revolving line of credit and term note to provide for payments of approximately $600,000 in 2002 and a due date for this facility of March 15, 2003. On March 27, 2002, the Company closed on a transaction whereby it received $1 million of proceeds from the sale of preferred stock.

          While there is no guarantee that the Company will be able to meet the operational and financial requirements of its 2002 budget and limit the use of cash and cash equivalents, the Company's operating plan and execution thereof is focused on growing revenue, controlling costs and conserving cash. The Company can not predict with certainty the expected revenues, gross profit margin, net loss and usage of cash and cash equivalents for 2002. However, the Company's management believes that the Company's cash and cash equivalents and working capital, augmented by the proceeds of the sale of $1 million of preferred stock, provide adequate capital resources to fund its operations, 2002 debt repayments and working capital needs through at least the end of 2002, and into the first quarter of 2003. The Company's inability to modify or replace its debt when it comes due on March 15, 2003, or to obtain required capital when needed could have a material adverse effect on its business, results of operations and financial condition, and the Company could be required to reduce its level of operations, delay product development or other actions to diminish the amount of cash used in its business. While there can be no guarantee, the Company's management believes that it will be able to extend the due date of its credit facility with the bank, or replace such facility with other borrowings.

     CASH AND CASH EQUIVALENTS

          Cash on hand and in banks, together with marketable securities having original maturities of three months or less, are classified as cash and cash equivalents by the Company.

     CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Receivables arising from sales to customers are not collateralized and, as a result, management continually monitors the financial condition of its customers to reduce the risk of loss. The Company is not exposed to a concentration of credit risk as it relates to specific industries or geographical areas as its customers are not heavily concentrated in any specific industry or region. During 2001, one customer comprised 10% or more of the Company's revenue. The Company was not dependent on any single industry segment for its revenues.

     INVENTORIES

          Inventories are stated at the lower of cost or market with cost being determined using the first-in, first-out method. The cost of inventories includes materials, direct labor and manufacturing overheads.

     PROPERTY AND EQUIPMENT

          Property and equipment are recorded at cost. Depreciation is recorded using the straight-line method over estimated useful lives of three to ten years. Amortization of leasehold improvements and equipment under capital leases is provided over the shorter of the asset's useful life or the lease term and is included in depreciation expense. Maintenance and repairs are expensed as incurred and improvements are capitalized. Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization is eliminated from the respective accounts and any resulting gains or losses are reflected in operations.

     INTANGIBLES

          Costs related to patents are capitalized and amortized over their estimated useful life of five years.

     REVENUE RECOGNITION

          Revenues from product sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, the criteria are met upon shipment of products on an F.O.B. shipping point basis and transfer of title to customers. In certain instances, the Company will recognize revenue prior to shipment when the customer requests in writing that the transaction be on a bill and hold basis, the risk of ownership has passed to the customer, the manufactured equipment is segregated, complete and ready for shipment, and there is a fixed schedule for delivery of the equipment and no specific performance obligations exist. Revenue from services are recognized when the services are performed and billable. Revenue from equipment service contracts is recognized ratably over the term of the contract.

     RESEARCH AND DEVELOPMENT

          The Company expenses costs for research and development as incurred.

     ADVERTISING EXPENSE

          The Company charges advertising, including production costs, to expense on the first date of the advertising period. Advertising expense for 2001 and 2000 was $38,000 and $68,000, respectively.

     PREOPENING COSTS

          The Company charges to selling, general and administrative expense the preopening costs of new service centers as incurred. These costs are primarily labor, supplies, preopening marketing and advertising and other expendable items.

     INCOME TAXES

          The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The Company's deferred tax assets have been completely reduced by a valuation allowance because management does not believe realization of the deferred tax assets is sufficiently assured at the balance sheet date.

     PRODUCT WARRANTIES

        Provision for anticipated warranty costs is recorded at the time the sale is recognized. In 2001 and 2000, the Company offered a one-year parts and labor warranty on all new chambers, and sells an equipment service contract for an additional one-year parts and labor warranty.

     FINANCIAL INSTRUMENTS

          The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and customer deposits approximate their fair values. The carrying amount of long-term debt approximates its fair value due to variable rates.

     EARNINGS (LOSS) PER SHARE

          Earnings (loss) per basic share of common stock is based on the weighted average number of shares of common stock outstanding during each respective period. Using the treasury-stock method, earnings (loss) per diluted share of common stock adds to basic weighted shares the weighted average number of shares issuable under convertible securities stock options and warrants outstanding during each respective period, using the treasury-stock method. In a period in which a loss is incurred, only the weighted average number of common shares is used to compute the diluted loss per share as the inclusion of potential common shares would be antidilutive, and therefore, basic and diluted earnings per share are the same.

     The calculation of basic and diluted earnings per share is as follows (in thousands, except per-share amounts):

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
         Basic and diluted loss per share computation:
            Net loss                                                            $     (2,761)     $       (375)
            Accretion of redeemable preferred stock and
                dividends                                                               (109)              (97)
                                                                                ------------      ------------
            Net loss applicable to common shareholders                          $     (2,870)     $       (472)
                                                                                ============      ============
            Weighted average shares outstanding -- basic                               3,610             3,571
                                                                                ============      ============
            Net loss per share -- basic                                         $      (0.80)     $      (0.13)
                                                                                ============      ============
            Weighted average shares outstanding                                        3,610             3,571
            Dilutive stock options and warrants                                           --                --
                                                                                ------------      ------------
                                                                                       3,610             3,571
            Net loss per share -- diluted                                       $      (0.80)     $      (0.13)
                                                                                ============      ============

          Options and warrants to purchase 1,386,535 and 993,658 shares of common stock and preferred stock convertible into 538,327 and 465,116 shares of common stock were excluded from dilutive stock option calculations for 2001 and 2000, respectively, as their inclusion would be antidilutive.

     USE OF ESTIMATES

          The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     COMPREHENSIVE INCOME

          For the years ended December 31, 2001 and 2000, comprehensive loss equaled net loss.

     RECLASSIFICATION

          Certain amounts have been reclassified in prior years to be consistent with the classification as of December 31, 2001. These reclassifications had no impact on previously reported net loss or shareholders' equity.

     NEW ACCOUNTING PRONOUNCEMENTS

          In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. There was no impact on the Company's financial statements as a result of adopting SFAS No. 133 on January 1, 2001.

          In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting. The use of the pooling-of-interest method of accounting for business combinations is prohibited. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The Company will account for any future business combinations in accordance with SFAS No. 141.

          In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 changes the accounting for goodwill and intangible assets and requires that goodwill no longer be amortized but be tested for impairment at least annually at the reporting unit level in accordance with SFAS No.
     142. Recognized intangible assets should be amortized over their useful life and reviewed for impairment in accordance with FASB Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, except for provisions related to the nonamortization and amortization of goodwill and intangible assets acquired after June

     30, 2001, which will be subject immediately to the provisions of SFAS No.
     142. The adoption of SFAS No. 142 had no impact on the Company's financial statements.

          In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 is not expected to have a material effect on the Company's financial position.

          In August 2001, the FASB approved Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 on January 1, 2002. SFAS No. 144 is not expected to have a material effect on the Company's financial position.

2. INVENTORIES

          Inventories consist of the following (in thousands):

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
         Raw materials                                                          $        913      $        708
         Work in process                                                                  19                 1
         Finished goods                                                                  576               638
         Less: Allowance for obsolescence                                                (50)              (50)
                                                                                ------------      ------------
                                                                                $      1,458      $      1,297
                                                                                ============      ============

          The Company monitors inventory for obsolescence and provides an allowance when necessary. During the years ended December 31, 2001 and 2000, $93,000 and $111,000, respectively is included in cost of sales as a write down of obsolete raw materials.

3. PROPERTY AND EQUIPMENT

          Property and equipment consist of the following (in thousands):

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
         Machinery and equipment                                                $      2,652      $      2,686
         Furniture and fixtures                                                          190               190
         Leasehold improvements                                                          548               466
         Software                                                                        235               189
         Construction in process                                                          --               101
                                                                                ------------      ------------
                                                                                       3,625             3,632
         Less: Accumulated depreciation and amortization                              (2,780)           (2,342)
                                                                                ------------      ------------
                                                                                $        845      $      1,290
                                                                                ============      ============

          Depreciation expense was $518,000 and $575,000 for the years ended December 31, 2001 and 2000, respectively.

4. ACCRUED EXPENSES

          Accrued expenses consist of the following (in thousands):

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
         Accrued warranty                                                       $         88      $        345
         Accrued employee related                                                        111               200
         Accrued severance (Note 13)                                                      --                82
         Other                                                                            29                83
                                                                                ------------      ------------
                                                                                $        228      $        710
                                                                                ============      ============

5. INDEBTEDNESS

          The Company's commercial bank borrowings consist of a term loan and a revolving line of credit, (the "Credit Agreement").

          During 2001, there were various renegotiations of the Credit Agreement. Among other changes, the term loan was increased to $2,000,000 with required monthly payments of $45,000 and the revolving credit line was reduced to $1,000,000. On January 31, 2002, the Company renegotiated its Credit Agreement with the bank. Among other changes, this amendment to the Credit Agreement extends the maturity date for both the line of credit and the term loan to March 15, 2003, increased the monthly principal payments on the term loan from $45,000 to $50,000, and changed the interest to the Prime Rate plus 3.0%, commencing on February 28, 2002.

          The average interest rate for the twelve-month period ending December 31, 2001 for the term loan and revolving credit line was 7.35% and 7.25%, respectively. Both the revolving credit line and term loan under the Credit Agreement are collateralized by substantially all the assets of the Company. Borrowings under the line of credit are subject to borrowing base limits. Based on the provisions of the Credit Agreement as of December 31, 2001, there was no additional availability on the line of credit.

          As of December 31, 2001, the balances of the revolving credit and term loan are $645,000 and $1,590,000, respectively.

          The Company must maintain certain financial and other covenants in order to draw amounts available under the revolving line of credit. As of December 31, 2001, the Company was in default of certain financial covenants contained in the Credit Agreement. The Company has, however, received a waiver from its lender regarding such noncompliance.

          As required by the renegotiated Credit Agreement on January 31, 2002, the Company will make monthly principal payments, beginning February 28, 2002, of $50,000 on the term loan. The Company had also determined that, during 2002, quarterly payments to the revolving line of credit would be made, based on cash flows generated from operations. At the close of each quarter, the Company has made arrangements to meet and review results of the Company with the commercial bank and the Company believes its relations with its commercial bank to be good. At the end of 2002, the Company expects to negotiate with the commercial bank for an extension to the Credit Agreement, although there can be no assurance that such renegotiations will be successful.

          The following represents future amounts payable at December 31, 2001 (in thousands).

         Year ended December 31,
                  2002                       $    595
                  2003                          1,640
                                             --------
                                             $  2,235
                                             ========

          On August 31, 1999, the Company entered into a settlement agreement with Screening Systems, Inc. ("SSI") (See Note 13). Under the terms of the settlement, the Company issued a $925,000 note payable, which accrued interest at 9% per annum. On April 1, 2001 the Company made the final payment of $275,000 on this note payable.

6. LEASE COMMITMENTS

          The Company leases office space, and operating facilities under operating lease arrangements. Future minimum lease payments consist of the following at December 31, 2001 (in thousands):

         Year ended December 31,
                  2002                        $  358
                  2003                           211
                  2004                           140
                  2005                           117
                  2006                            53
                                              ------
                                              $  879
                                              ======

          Rent expense for the years ended December 31, 2001 and 2000 was $566,000 and $576,000, respectively.

7. INCOME TAXES

          Income tax expense (benefit) consists of the following (in thousands):

                                                                                   YEARS ENDED DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
         Current tax expense (benefit)
            Federal                                                             $         --      $         (6)
            State                                                                         --                (6)
                                                                                ------------      ------------
                                                                                          --               (12)
         Deferred tax expense (benefit)
            Federal                                                                     (512)               --
            State                                                                        (62)               --
                                                                                ------------      ------------
                                                                                        (574)               --
                                                                                ------------      ------------
         Increase in valuation allowance                                               1,768                --
                                                                                ------------      ------------
                                                                                $      1,194      $        (12)
                                                                                ============      ============

          A reconciliation of the statutory Federal income tax rate to the income tax benefit is as follows (in thousands):

                                                                    YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------------------------
                                                             2001                              2000
                                                  ---------------------------       ---------------------------
                                                    AMOUNT             %              AMOUNT             %
                                                  ----------       ----------       ----------       ----------
         Computed "expected" tax                  $     (533)           (34.0)%     $     (132)           (34.0)%
         State income taxes, net of Federal
           income tax effect                             (77)            (4.9)%              2              0.5%
         Increase in valuation allowance               1,768            112.8%              96             24.8%
         Other                                            36              2.3%              22              5.6%
                                                  ----------       ----------       ----------       ----------
                                                  $    1,194             76.2%      $      (12)            (3.1)%
                                                  ==========       ==========       ==========       ==========

     Deferred tax assets and liabilities represent the future impact of temporary differences between the financial statement and tax bases of assets and liabilities and are as follows (in thousands):

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
           Deferred tax assets:
              Net operating loss carry forwards                                 $      2,335      $      1,619
              Accrued liabilities                                                         62               192
              Allowance for doubtful accounts                                             16                74
              Inventory reserves                                                          20                20
              Depreciation and amortization                                               85                --
              Other                                                                        2                 5
              Valuation allowance                                                     (2,480)             (712)
                                                                                ------------      ------------
           Total deferred tax assets                                                      40             1,198
                                                                                ------------      ------------
           Deferred tax liabilities:
              Inventory capitalization differences                                        --                 4
              Amortization of patents                                                     57                17
                                                                                ------------      ------------
           Total deferred tax liabilities                                                 57                21
                                                                                ------------      ------------
           Net deferred tax asset (liability)                                   $        (17)     $      1,177
                                                                                ============      ============
         Recorded as follows:
              Deferred tax assets                                               $         --      $      1,194
              Non-current deferred tax liabilities                                       (17)              (17)
                                                                                ------------      ------------
           Net deferred tax asset (liability)                                   $        (17)     $      1,177
                                                                                ============      ============

     As of December 31, 2001 and 2000, the Company had net operating loss ("NOL") carryforwards of approximately $5,986,000 and $4,114,000, respectively, which are available to offset future taxable income. The ultimate realizations of these assets are dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period.

     The Company experienced a downturn it its business during 2001, which resulted in significant operating losses. The Company attributes the downturn primarily to the current uncertain general economic environment, and the volatile economic environment faced by the Company's customers. Because of this situation, management reassessed the realization of its recorded net deferred tax assets. Based on this reassessment management concluded, based on its assessment of appropriately weighted available evidence as prescribed in the Statement of Financial Accounting Standards 109 ("SFAS 109") that it was more likely than not that existing deferred tax assets would not be realizable and determined a valuation allowance was required for deferred tax assets. Accordingly, the Company's valuation allowance was increased by $1,768,000 which resulted in an increase to the provision for income taxes of the same amount. The internal revenue code contains provisions which may limit the net operating loss carryforwards available to be used in any given year if certain events occur including significant changes in ownership.

8. PREFERRED STOCK

     In 1999, the Company authorized the issuance of 502,326 shares of Series A, convertible, redeemable, cumulative, participating, no par preferred stock ("Series A preferred stock"). On April 20, 2001 the Company's Board of Directors resolved and filed a Certificate of Amendment of Series A Convertible Preferred Stock with the State of Colorado, in accordance with the provisions of its Articles of Incorporation to increase the number of Series A preferred stock to 692,951 shares.

     During 1999, an existing common shareholder purchased 465,116 shares of Series A preferred stock and warrants to purchase 139,535 shares of common stock at $2.50 per share, with a five-year term, in exchange for $1,000,000. The net proceeds to the Company were $974,000. The warrants were valued at $87,000 and have been recorded as a discount to the Series A preferred stock. This discount is being accreted over the five-year term of the Series A preferred stock.

     The holder of the Series A preferred stock have various rights and preferences as follows:

     Conversion -- The Series A preferred stock may, at the option of the holder, be converted at any time into shares of common stock at $2.15 per share.

     Anti-Dilution Protection -- The Series A preferred stock conversion ratio is subject to adjustment, calculated in accordance with the Company's article of incorporation, if the Company issues securities at a price per share that is less than the current conversion ratio of the Series A preferred stock.

     Voting -- The Series A preferred stock shares are voted equally with the shares of common stock of the Company, on an as-if converted to common stock basis.

     Dividends -- The Series A preferred stock accrue dividends at 8% per annum. Dividends may be paid in cash or additional preferred shares, in kind, at the option of the Company. In addition, in the event the Company declares, pays or sets apart a common stockholder dividend, each holder of shares of the Series A preferred stock shall be entitled to receive a per share dividend equal to the number of shares of common equity on which such common dividend is declared into which each share of Series A preferred stock is convertible on the record date, multiplied by the amount of cash or property paid, or by the number of shares of capital stock issued. As of December 31, 2001 and 2000, the Series A preferred shares accumulated dividends in arrears of $47,000 and $112,000, respectively. Of the dividends in arrears at December 31, 2001, the Company anticipates a dividend payment of 21,895 in preferred shares at the conversion price of $2.15 per share.

     Liquidation -- The Series A preferred stock ranks senior to common stock and has a liquidation preference of $2.15 per share plus all declared and unpaid dividends which totals $1,204,000 at December 31, 2001.

     Mandatory Redemption -- The Series A preferred stock is redeemable at any time after September 1, 2004 at the option of the holders of the Series A preferred stock. The redemption price is equal to $2.15 per share to the extent the Company has funds legally available for such payment. If the Company does not have funds available, at the option of the holders of the Series A preferred stock, the Series A preferred stock can be converted into a debt obligation of the Company in a form acceptable to the holders of the Series A preferred stock. The

     Company is accreting the carrying value of the Series A preferred stock to its redemption price to the earliest date the Series A preferred stock holders can elect the option to redeem the Series A preferred stock. The accretion recorded, including the impact of the Series A preferred stock discount, was $17,000 in 2001 and 2000.

     Optional Redemption -- The Company maintains a one-time option to repurchase the Series A preferred stock or require the holder to convert their preferred stock, under the following terms. At any time following a 45-day consecutive trading period during which the average closing price per share of the Company's common stock is at least $5.00 per share, the Company may give notice of its intention to repurchase all of the outstanding Series A preferred shares. The holder of the Series A preferred stock shall have 30 days from receipt of the Company's repurchase notice to elect to convert their Series A preferred shares to common stock. In the event that the holder of the Series A preferred stock does not elect to convert all of their Series A preferred stock, the Company may repurchase all, but not less than all, of the remaining Series A preferred stock at the price of $4.00 per share, or 90% of the fair market value of the common stock, whichever is greater, plus any accumulated dividends, by notice to the holder of the Series A preferred stock and tendering of funds within five business days of the expiration of the Series A preferred stock holder's conversion option. The fair market value of the common stock shall be determined by the average closing price of the common stock for the five trading days prior to the date on which the Series A preferred stock holder's option to convert expires.

9. STOCK WARRANTS AND OPTIONS

     WARRANTS

     In 1995, warrants to purchase 72,000 shares of common stock at an exercise price of $2.13 per share were issued to a principal shareholder, in connection with the Company's sale of Hobbs Engineering Corporation ("Hobbs") to the shareholder. During 1999, Hobbs exercised 54,000 warrants to purchase 54,000 shares of common stock. During 2000, Hobbs exercised the remaining 18,000 warrants to purchase 18,000 shares of common stock.

     During 1996, the Company offered its stock for sale to the public. In connection therewith, the Company issued to the underwriter a five-year warrant to purchase up to 132,710 shares of common stock at $4.50 per share. During 2000, 5,001 warrants were converted into 1,079 shares of common stock. The remaining warrants expired during 2001.

     During 1999, five-year warrants to purchase 139,535 shares of common stock at an exercise price of $2.50 per share were issued in connection with the Series A preferred stock, as described above (See Note 8). These warrants had a fair market value of $87,000 at the time of issuance. As of December 31, 2001, none of these warrants had been exercised.

     Also in 1999, the Company issued five-year warrants to purchase 620,000 shares of common stock at an exercise price of $4.85 per share in connection with the settlement of patent litigation with SSI. These warrants had a fair market value of $621,000 at issuance. (See Note 14). As of December 31, 2001, none of these warrants had been exercised.

     These warrants were valued using the Black-Scholes options-pricing model. See below for assumptions used to value these warrants.

     STOCK OPTIONS

          The Company has two stock option plans, an incentive stock option plan (the "1993 Plan") and the 1996 Stock Option Plan (the "1996 Plan") (collectively, the "Plans"). The 1993 Plan provides employees and officers with an opportunity to purchase an aggregate of 159,746 shares of the Company's common stock. The 1993 Plan requires that incentive stock options be issued at exercise prices which are at least 100% of the fair value of the stock at the date of the grant. Options issued under the 1993 Plan vest at a rate of 25% per year over four years and generally expire up to ten years from the date of grant. Under the 1996 Plan, grants of both incentive stock options and non-qualified options are permitted. Incentive stock options may only be granted to employees of the Company, including officers and directors who are also employees. Non-qualified options may be issued to officers, directors, employees or consultants of the Company. The exercise price of incentive stock options granted under the 1996 Plan must be at least 100% of the fair market value of the Company's stock at the grant date, while the exercise price of non-qualified options is at the discretion of the Board of Directors, but is ordinarily priced at 100% of the fair market value at the grant date. Aggregate common shares of 722,000 are reserved for issuance under the 1996 Plan, as amended. Shares forfeited can be reissued under the 1996 Plan. Options issued under the 1996 Plan vest at a rate of 25% per year over four years for employees and 33% per year over three years for directors and generally expire up to ten years from the date of grant.

     Stock option transactions of the Plans are summarized below:

                                                                                                 WEIGHTED AVERAGE
                                                                                   SHARES         EXERCISE PRICE
                                                                                ------------     ----------------
         Outstanding at December 31, 1999                                            693,247      $       3.68
         Granted                                                                     242,000              2.80
         Exercised                                                                   (56,144)             2.16
         Forfeited                                                                  (233,567)             3.82
                                                                                ------------
         Outstanding at December 31, 2000                                            645,536              3.43
         Granted                                                                     234,750              1.27
         Exercised                                                                    (2,400)             2.03
         Forfeited                                                                  (250,886)             3.67
                                                                                ------------
         Outstanding at December 31, 2001                                            627,000              2.53
                                                                                ============

          At December 31, 2001 and 2000, options were exercisable with respect to 307,800 and 308,776 shares, respectively, with exercise prices ranging from $1.03 to $6.44 and a weighted average exercise price of $3.21 and $3.87, respectively. As of December 31, 2001 the weighted average contractual life was 5.05 years.

          The following table sets forth the exercise price range, number of shares, weighted average exercise price, and remaining contractual lines by groups of options:

                                                                    WEIGHTED AVERAGE
                                       NUMBER                          REMAINING
                                     OF SHARES                        CONTRACTUAL
      EXERCISE PRICE RANGE          OUTSTANDING     EXERCISE PRICE       LIFE
      --------------------          ------------    --------------  ----------------
          $1.03 - $1.50                  219,500     $       1.24             6.49
          $2.03 - $2.94                  256,250     $       2.59             5.08
          $3.25 - $4.56                  100,550     $       3.42             2.75
          $5.69 - $6.44                   50,700     $       6.05             3.27
                                    ------------     ------------     ------------
                                         627,000     $       2.53             5.05
                                    ============     ============     ============

          During 2000, nonqualified options to purchase 116,000 common shares at a price of $2.64 per share were granted. 29,000 of these options were exercised and 87,000 of the options were forfeited during 2000. During 2000, nonqualified options to purchase 116,088 common shares at a price of $2.00 per share expired. As of December 31, 2001, there were no nonqualified options outstanding.

          In October 2000, 25,000 options were granted to a Director of the Company for services provided beyond normal director duties. These options were 100% vested and exercisable on the date of grant and the compensation expense of $55,000, which was equal to the fair value of the options as determined by the Black-Scholes option-pricing model, was recorded at the time of issue.

          In October 2001, 30,000 options were granted to a non-employee consultant of the Company for services provided. These options vest at a rate of 4.17% per month, over a two-year period, and are exercisable based on completed vesting. Compensation expense of $4,000 was recorded during 2001.

     FAIR VALUE

          The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock plans. Accordingly, no compensation expense has been recognized for options granted at fair market value. Had compensation cost for the Company's stock option plans been determined based on the fair values at the grant dates for awards under the plans consistent with the Fair-value based method of accounting prescribed by Statement of Financial Accounting Standard No. 123, the Company's results would have been changed to the pro forma amounts indicated below (in thousands):

                                                                    YEARS ENDED DECEMBER 31,
                                                                ------------------------------
                                                                    2001              2000
                                                                ------------      ------------
         Net loss applicable to common shareholders:
            As reported                                         $     (2,870)     $       (472)
            Pro forma                                           $     (3,117)     $       (504)
         Basic and diluted loss per share:
            As reported                                         $      (0.80)     $      (0.13)
            Pro forma                                           $      (0.86)     $      (0.14)

          The fair value of options granted in 2001 and 2000 were $295,000 and $560,000 respectively. The fair value of each option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 2001 and 2000: dividend yield of zero; expected volatility ranging from 79% to 100%; risk-free interest rates ranging from 4.31% to 6.72%; and an expected term of seven years for options and five years for warrants.

10. PROFIT SHARING PLAN

          The Company maintains an employee profit sharing plan under Section 401(k) of the Internal Revenue Code (the "Plan") covering personnel who have been employed at least three months. Employees may contribute up to the federal limit of their compensation to the Plan each year. During 2001 the Company implemented a formal contribution plan. Beginning on April 1, 2001 the Company's contribution plan allowed for company matching contributions of $0.25 for every $1.00 invested by the employee in the program, limited to the first 50% of the employee's maximum contribution, as limited by Federal law. Participants vest in employer contributions at a rate of 20% per year over five years. During 2001 and 2000, $19,000 and zero were contributed to the Plan, respectively. Effective January 1, 2002, the Company's board of directors has temporarily discontinued Company contributions to the Plan.

11.  SEGMENT INFORMATION

          The Company operates in two business segments, testing equipment and Accelerated Reliability Test Centers ("ARTC"). The equipment segment is engaged in the manufacture and sale of vibration and thermal chambers for quality control testing of various electronic devices. The ARTC segment operates service centers where vibration and thermal chambers are available to customers for daily rental.

          The accounting policies for these segments are the same as those described in Note 1 and there are no intersegment transactions. The Company evaluates the performances of its segments and allocates resources to them based primarily on gross profit. All operating revenues and expenses are allocated to business segments in determining their gross profit. All other expenses are not utilized in determining the allocation of resources on a segment basis.

          The table below summarizes information about reported segments (in thousands):

                                                EQUIPMENT         ARTC           TOTAL
                                               -----------     -----------     -----------
         YEAR ENDED DECEMBER 31, 2001
         Sales                                 $     5,815     $     2,330     $     8,145
         Gross profit                                2,445             591           3,036
         Property and equipment, net                   176             669             845

         YEAR ENDED DECEMBER 31, 2000
         Sales                                 $     9,213     $     3,292     $    12,505
         Gross profit                                3,770           1,197           4,967
         Property and equipment, net                   322             968           1,290

          The following is sales by geographic area (in thousands):

                                     YEARS ENDED DECEMBER 31,
                                    -------------------------
                                       2001           2000
                                    ----------     ----------
         United States              $    6,213     $    9,471
         International                   1,932          3,034
                                    ----------     ----------
         Total                      $    8,145     $   12,505
                                    ==========     ==========

          International sales are based on where the products were shipped and where ARTC services were rendered.

12. RELATED PARTY TRANSACTIONS

          During 1998, the Company lent $104,000 to the Company's former president pursuant to a note collateralized by his primary residence with interest accruing at a rate equal to 10% annually. The note was payable over five years, with 5% of the principal due at each anniversary date and the remaining balance due at the end of the term. On January 13, 2000, the former president remitted 4,016 shares of the Company's common stock at a fair market value of $4.06 per share on that date to satisfy $16,000 of principal, interest and penalties related to the note.

     On May 19, 2000, the Company's president resigned from his position. Subsequently, on June 14, 2000, 31,530 common shares were remitted to the Company by the former president, at a fair market value of $3.39 per share on that date to satisfy the remaining principal and accrued interest balance of $104,000.

13. SEVERANCE CHARGE

          During June 2000, the Company initiated an organizational restructure plan and charged $272,000 in severance to operations. This reorganization resulted in the resignation of the Company's president and a reduction of six other personnel from the Sales and Marketing, Accounting and Administrative, and Manufacturing departments. Severance costs include salary payments, fringe benefits and taxes related to these seven employees. Cash payments to settle the salary payments, fringe benefits and taxes continued through May of 2001. Cash payments made during 2001 and 2000 totaled $82,000 and $190,000, respectively. As of December 31, 2001, the severance liability had been reduced to zero.

14. LEGAL MATTERS

          On March 22, 1996, the Company was served with a summons and complaint from Screening Systems, Inc., a competitor. The complaint, as amended, alleges the Company's vibration system infringes three patents owned by Hughes Electronics ("Hughes") and licensed to SSI, and seeks injunctive relief, monetary damages and costs of litigation. Although the Company continues to maintain it engaged in no wrongful conduct, on August 31, 1999, it entered into a settlement agreement with SSI. Under the terms of the settlement, the Company paid $925,000 to SSI in three unequal payments upon signing the agreement with the last payment being made in April 2001. In addition, the Company issued warrants to SSI for the purchase of 620,000 shares of its non-voting common stock. The warrants have a five-year term at an exercise price of $4.85 per share, and a fair market value of $621,000, which was included in general and administrative expense in 1999.

          On May 30, 2001, the Company was served with an arbitration demand from Gregg K. Hobbs, a former employee. The arbitration demand alleges that the Company breached provisions in the original September 30, 1995 separation agreement, executed between Gregg K. Hobbs and the Company. An arbitration date of April 29, 2002 has been scheduled to resolve this matter. Although the Company believes it did not breach the September 30, 1995 agreement, and will actively defend its position, no assurance can be given on the results of the ultimate outcome. Management does not believe the results of this arbitration will have a material impact on the Company's financial position or results of operations.

15. SUBSEQUENT EVENTS

     Equity Infusion

          On March 11, 2002, the Company signed a binding term sheet with Roser Ventures, LLC pursuant to which it or one of its affiliates (the "Investor"), would invest $1 million in the Company in exchange for shares of certain convertible preferred stock in the Company. Under the terms of this agreement, the Investor will also exchange its Series A Preferred stock (currently held in the name of The Roser Partnership III, SBIC, LP) for another series of convertible preferred stock and will receive additional warrants to purchase the Company's Common Stock.

          On March 27, 2002, the Company issued 1,000 shares of Series C Convertible Preferred Stock to the Investor in exchange for $1 million in cash. These shares will not be converted into common stock until after this transaction has been approved by the shareholders.

          The Investor will also receive warrants to purchase shares of the Company's common stock in connection with this transaction. The number of warrants will be 25% of the number of common shares into which the Series C Preferred Stock is convertible.

          As a result of these transactions, the Company will record a non-cash charge to earnings available to common shareholders in the first quarter of 2002.

                              QUALMARK CORPORATION
                            STATEMENTS OF OPERATIONS
            (UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 For the three       For the three
                                                                  months ended        months ended
                                                                 March 31, 2002      March 31, 2001
                                                                 --------------      --------------
Net revenue                                                      $        1,903      $        2,715
Cost of sales                                                             1,117               1,647
                                                                 --------------      --------------
    Gross profit                                                            786               1,068

Selling, general and administrative expenses                                665                 904
Research and development expenses                                           196                 211
                                                                 --------------      --------------
   Loss from operations                                                     (75)                (47)

Other expense:
    Interest, net                                                           (46)                (75)
                                                                 --------------      --------------
Loss before income taxes                                                   (121)               (122)
                                                                 --------------      --------------

Net loss                                                         $         (121)     $         (122)
                                                                 ==============      ==============


Net loss per share - basic and diluted                           $        (0.18)     $        (0.04)

Weighted average number of common shares - basic and diluted          3,610,000           3,610,000




    The accompanying notes are an integral part of the financial statements.

                          INTERIM FINANCIAL STATEMENTS

                              QUALMARK CORPORATION
                                 BALANCE SHEETS
           (UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                                         MARCH 31,       DECEMBER 31,
                                                                           2002              2001
                                                                       ------------      ------------
                    ASSETS
Cash                                                                   $      1,140      $        500
Trade accounts receivable, net of allowance for
    doubtful accounts of $56 and $46 at March 31,
    2002 and December 31, 2001, respectively                                  1,847             1,406
Inventories, net                                                              1,035             1,458
Other current assets                                                            137                26
                                                                       ------------      ------------
    Total current assets                                                      4,159             3,390

Property and equipment, net                                                     767               845
Other assets                                                                    100               104
                                                                       ------------      ------------
                                                                       $      5,026      $      4,339
                                                                       ============      ============

     LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                       $        408      $        709
Accrued expenses                                                                456               228
Current portion of long-term obligations                                      2,140               595
                                                                       ------------      ------------
    Total current liabilities                                                 3,004             1,532

Noncurrent portion of long-term obligations                                      --             1,640
Deferred tax liability                                                           17                17
                                                                       ------------      ------------
    Total liabilities                                                         3,021             3,189

Convertible redeemable preferred stock (Note 8);
     no par value; 2,000,000 shares authorized;

     692,951 designated as Series A, 538,327 shares issued
     and outstanding, liquidation preference of $1,204;
                                                                                 --             1,125

     692,951 designated as Series B, 571,639 shares issued
     and outstanding, liquidation preference of $1,229;                       1,155                --

     2,000 designated as Series C, 1,000 shares issued
     and outstanding, liquidation preference of $1,000;                           2                --

Shareholders' Equity:
Common Stock; no par value;15,000,000 shares
    authorized; 3,645,638 shares issued at
   March 31, 2002 and December 31, 2001                                       8,247             7,303
Treasury Stock, at cost, 35,546 shares held
    at March 31, 2002 and December 31, 2001                                    (123)             (123)
Accumulated deficit                                                          (7,276)           (7,155)
                                                                       ------------      ------------
    Total shareholders' equity                                                  848                25
                                                                       ------------      ------------

Total liabilities and shareholders' equity                             $      5,026      $      4,339
                                                                       ============      ============

    The accompanying notes are an integral part of the financial statements.

                              QUALMARK CORPORATION
                            STATEMENTS OF CASH FLOWS
                        (unaudited, amounts in thousands)

                                                                        For the three       For the three
                                                                         months ended        months ended
                                                                        March 31, 2002      March 31, 2001
                                                                        --------------      --------------
Cash Flows From Operating Activities:
Net loss                                                                $         (121)     $         (122)
Adjustments to reconcile net loss to net cash provided by (used in)
  operating activities:
    Depreciation and amortization                                                  113                 157
    Provision for bad debts                                                         10                  11
Change in assets and liabilities:
    Accounts receivable                                                           (451)                711
    Inventories                                                                    435                 217
    Other assets                                                                  (114)               (124)
    Accounts payable and accrued expenses                                          (73)                142
                                                                        --------------      --------------
        Net cash (used in) provided by operating activities                       (201)                992
                                                                        --------------      --------------


Cash Flows From Investing Activities:
Acquisition of property and equipment                                              (40)                (52)
Investment in patents                                                               --                  (5)
                                                                        --------------      --------------
    Net cash used in investing activities                                          (40)                (57)
                                                                        --------------      --------------


Cash Flows From Financing Activities:
Payments on borrowings                                                             (95)               (350)
Proceeds from issuance of preferred stock and warrants, net                        976                  --
Proceeds from issuance of common stock                                              --                   5
                                                                        --------------      --------------
    Net cash provided by (used in) financing activities                            881                (345)
                                                                        --------------      --------------

Net increase in cash                                                               640                 590
Cash at beginning of period                                                        500                 936
                                                                        --------------      --------------
Cash at end of period                                                   $        1,140      $        1,526
                                                                        ==============      ==============

Supplemental Disclosure:
Interest paid                                                           $           24      $           15

Non-Cash Activities:
Issuance of warrants in connection with Series C preferred stock        $          245      $           --
Transfer of equipment to inventory held for resale                      $           12      $          118

    The accompanying notes are an integral part of the financial statements.

                              QUALMARK CORPORATION
                         NOTES TO FINANCIAL STATEMENTS


QualMark Corporation (the "Company") was founded in 1991 and is a manufacturer and distributor of physical stress systems, as well as a provider of physical stress testing services. Physical stress systems rapidly and efficiently expose product design and manufacturing related failures of customer products and components, thereby providing manufacturers necessary information to improve product design, quality and reliability. The Company also provides physical stress testing services through its network of test centers.

NOTE 1 - Financial Presentation

These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001 and notes thereto as well as other information and analysis included in the Company's Form 10-KSB for the year then ended.

The interim financial data as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 is unaudited; however, in the opinion of management of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. Results for the three months ended March 31, 2002 are not necessarily indicative of results for the remainder of 2002. Amounts at December 31, 2001 are derived from the Company's audited financial statements.

NOTE 2 - Inventories

Inventories consist of the following (in thousands):

                                                                                 March 31,        December 31,
                                                                                    2002              2001
                                                                                ------------      ------------
         Raw materials                                                          $        802      $        913

         Work in process                                                                  53                19

         Finished goods                                                                  230               576

         Less: Allowance for obsolescence                                                (50)              (50)
                                                                                ------------      ------------
                                                                                $      1,035      $      1,458
                                                                                ============      ============

The Company monitors inventory for turnover and obsolescence, and records reserves for excess and obsolete inventory as appropriate.

NOTE 3 - Commercial Bank Borrowings

The Company's commercial bank borrowings consist of a term loan and a revolving line of credit, (the "Credit Agreement"). Refer to the 2001 Form 10KSB,Financial Statement Note 5.

During 2001, there were various renegotiations of the Credit Agreement. Among other changes, the term loan was increased to $2,000,000 with required monthly payments of $45,000 and the revolving credit line was reduced to $1,000,000. On January 31, 2002, the Company renegotiated its Credit Agreement with the bank. Among other changes, this amendment to the Credit Agreement extends the maturity date for both the line of credit and the term loan to March 15, 2003, increased the monthly principal payments on the term loan from $45,000 to $50,000, and changed the interest to the Prime Rate plus 3.0%, commencing on February 28, 2002.

The average interest rate for the three-month period ending March 31, 2002, for the term loan and revolving credit line was 7.08%. Both the revolving credit line and term loan under the Credit Agreement are collateralized by substantially all the assets of the Company. Borrowings under the line of credit are subject to borrowing base limits. Based on the provisions of the Credit Agreement as of March 31, 2002, there was no additional availability on the line of credit.

As of March 31, 2002, the balances of the revolving credit and term loan are $645,000 and $1,495,000, respectively.

The Company must maintain certain financial and other covenants to be in compliance with the Credit Agreement. As of March 31, 2002, the Company was in compliance with all covenants contained in the Credit Agreement.

The Company had also determined that, during 2002, quarterly payments to the revolving line of credit would be made, based on cash flows generated from operations. At the close of each quarter, the Company has made arrangements to meet and review results of the Company with the commercial bank and the Company believes its relations with its commercial bank to be good. At the end of 2002, the Company expects to negotiate with the commercial bank for an extension to the Credit Agreement, although there can be no guarantee that such renegotiations will be successful.

NOTE 4 - Revenue Recognition

Revenues from product sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, the criteria are met upon shipment of products on an F.O.B shipping point basis and transfer of title to customers. In certain instances, the Company will recognize revenue prior to shipment when the customer requests in writing that the transaction be on a bill and hold basis, the risk of ownership has passed to the customer, the manufactured equipment is segregated, complete and ready for shipment, and there is a fixed schedule for delivery of the equipment and no specific performance obligations exist. Revenue from services are recognized when the services are performed and billable. Revenue from equipment service contracts is recognized ratably over the term of the contract.


NOTE 5 -Loss Per Share

Basic loss per share is computed by dividing net loss is available to common shareholders by the weighted average number of shares outstanding during the period. Diluted loss per share is computed using the weighted average number of shares determined for the basic computations plus the number of shares of common stock that would be issued assuming all contingently issuable shares having a dilutive effect on earnings per share were outstanding for the period.

The calculation of basic and diluted earnings (loss) per share is as follows (in thousands):

Basic and diluted loss per share computation:

                                                                   THREE MONTHS ENDED
                                                           ---------------------------------
                                                           MARCH 31, 2002     MARCH 31, 2001
                                                           --------------     --------------
Net loss                                                    $       (121)      $       (122)
Accretion of redeemable
preferred stock, preferred stock dividends, and
beneficial conversion feature                                        (32)               (27)
                                                            ------------       ------------
Deemed preferred stock dividend resulting from
conversion of  Series A preferred shares to
Series B preferred shares                                           (489)*               --
                                                            ------------       ------------
Net loss applicable
to common shareholders                                              (642)              (149)
                                                            ============       ============
Weighted average shares
Outstanding - basic                                                3,610              3,610
                                                            ============       ============
Net loss
per share - basic                                           $      (0.18)      $      (0.04)
                                                            ============       ============

Weighted average shares
Outstanding - basic                                                3,610              3,610
Dilutive stock options
and warrants                                                          --                 --
                                                            ------------       ------------
Weighted average shares                                            3,610              3,610
Outstanding - diluted
                                                            ============       ============
Net loss
per share - diluted                                         $      (0.18)      $      (0.04)
                                                            ============       ============

* On April 17, 2002 the Company issued a press release summarizing the quarter ending March 31, 2002 earnings. In this release it was noted that the dividend resulting from the conversion of Series A preferred shares to Series B preferred shares was $1,793,000. Subsequently, the Company has determined that this dividend should have been $489,000 and the Company's final March 31, 2002 earnings have been adjusted accordingly.

Options and warrants to purchase 1,758,267 and 1,471,423 shares of common stock and 572,640 and 465,116 preferred shares were excluded from dilutive stock option calculations for the quarters ended March 31, 2002 and 2001, respectively, as their inclusion would be antidilutive.

NOTE 6 - Segment Information

The Company operates two business segments, equipment and Accelerated Reliability Test Centers ("ARTC"). The equipment segment ("Equipment") is engaged in the manufacture and sale of vibration and thermal chambers for reliability testing for various electronic devices and components. The ARTC segment operates service centers where vibration and thermal chambers are available to customers for periodic rental.

The accounting policies for these segments are the same as those described in
Note 1 of the Company's Form 10-KSB for the fiscal year ended 2001 and there are no significant ongoing inter-segment transactions. The Company evaluates the performance of its segments and allocates resources to them based primarily on revenue or gross profit. All operating revenues and expenses are allocated to business segments in determining their gross profit. All other expenses are not utilized in determining the allocation of resources on a segment basis.

The table below summarizes information about reported segments (in thousands) as of and for the three months ended March 31, 2002:

                                                  EQUIPMENT         ARTC            Total
                                                 -----------     -----------     -----------

         Three Months Ended 3/31/02

Net revenue                                      $     1,312     $       591     $     1,903
Gross profit                                             553             233             786
Property and equipment, net                              163             604             767

         Three Months Ended 3/31/01

Net revenue                                      $     2,158     $       557     $     2,715
Gross profit                                             950             118           1,068
Property and equipment, net                              367             707           1,074

The following table shows sales by geographic area (in thousands) for the three months ended March 31, 2002 and 2001:

                               THREE MONTHS ENDED MARCH 31, 2002    THREE MONTHS ENDED MARCH 31, 2001
                               ---------------------------------    ---------------------------------
     United States                         $     1,354                        $     1,847
     International                                 549                                868
                                           -----------                        -----------

     Total                                 $     1,903                        $     2,715
                                           ===========                        ===========

NOTE 7 - Income Taxes

Refer to the Company's 2001 Form 10KSB, Financial Statement Note 7.

NOTE 8 - Preferred Stock

Preferred Stock - Series A and Series B

On March 27, 2002 an existing common stock investor (the "Investor") exchanged its 571,013 outstanding shares of Series A preferred stock, (refer to 2001 10KSB, Financial Statement Note 8), for an equal number of shares of Series B preferred stock of the Company. The Series B preferred stock will have the same preferences, limitations and relative rights as the Series A preferred stock, except that the conversion rate will be $0.922 per share instead of $2.15 per share. These rights include voting rights equal to the number of shares of common stock into which each share of preferred stock would be convertible, dividends at the rate of 8.0% per annum paid quarterly either in cash or in kind, priority over common stock to distributions upon liquidation or dissolution and redemption rights on any date after September 1, 2004. The preferred stock exchange resulted in a beneficial conversion feature of $489,000. This beneficial conversion feature would normally have resulted in a credit to common stock and a charge to retained earnings. As the Company has an accumulated deficit, both the credit and charge are reflected in common stock in the accompanying 2002 financial statements. In addition, this beneficial conversion feature was recorded as a charge to loss applicable to common shareholders for the quarter ended March 31, 2002.

The reason for the exchange of the Series A shares for the Series B shares is to provide the Investor with a conversion rate that reflects current market prices.

As of March 31, 2002, the Series B preferred shares accumulated dividends in arrears of $1,300. Of the dividends in arrears at March 31, 2002, the Company anticipates a dividend payment of 626 Series B preferred shares at the liquidation price of $2.15 per share.

Preferred Stock - Series C

On March 27, 2002, the Company authorized the issuance of 1,000 shares of Series C, convertible, redeemable, cumulative, participating, no par preferred stock ("Series C preferred stock").

On March 27 2002, the Investor purchased 1,000 shares of Series C preferred stock and warrants to purchase shares of common stock, in exchange for $1,000,000. The net proceeds to the Company were $976,000. The warrants were valued and recorded at $259,000. Due to the conversion feature of the Series C preferred stock transaction, a beneficial conversion feature of $741,000 existed at the execution of the agreement. The Company is accreting the beneficial conversion feature of the Series C preferred stock to the earliest date the Series C preferred stockholders can elect the option to redeem the Series C preferred stock. The accretion recorded was $2,000 in the quarter ending March 31, 2002. The beneficial conversion feature was recorded as an increase to common stock and a decrease to Series C preferred stock.

The holder of the Series C preferred stock have various rights and preferences as follows:

     Conversion -- These shares would not be convertible into common stock until after this transaction was presented to the shareholders for approval on May 10, 2002. The conversion terms of the Series C preferred stock will depend upon whether the shareholders voted to approve this transaction.

     If the shareholders voted to approve this transaction, the conversion price per share would have been determined by discounting the average closing price of the Company's stock on the Nasdaq Small Cap Market for the 10 days on which the stock had trading activity prior to March 11, 2002 by 30%. Based on the trading activity during this time period, the average price is $0.922 per share. The discounted price at the 30% rate would be $0.6454 per share.

As the shareholders did not vote to approve this transaction the Investor may now convert its Series C preferred stock into shares of the Company's common stock at any time. In the event that the Investor elects to convert, the conversion price per share of the Series C preferred stock will be determined by discounting the average price by 35% to $0.5993 per share. If for any reason prior to conversion the Company's common stock is no longer listed on the Nasdaq Small Cap Market, the 35% discounted conversion price would also apply. Due to the shareholders not approving this transaction, the applicable conversion terms result in a beneficial conversion feature of approximately $741,000, which was recorded in the first quarter of 2002.

Anti-Dilution Protection -- The Series C preferred stock conversion ratio is subject to adjustment, calculated in accordance with the Company's articles of incorporation, if the Company issues securities at a price per share that is less than the current conversion ratio of the Series C preferred stock. This feature could result in additional charges being recorded against net income
(loss) applicable to common shareholders.

Voting -- The Series C preferred stock shares are voted equally with the shares of common stock of the Company, on an as-if converted to common stock basis.

Dividends -- The Series C preferred stock accrue dividends at 8% per annum. Dividends may be paid in cash or additional preferred shares, in kind, at the option of the Company. In the event that the Company pays dividends in kind, the Company will record additional charges against net income (loss) applicable to common shareholders. In addition, in the event the Company declares, pays or sets apart a common stockholder dividend, each holder of shares of the Series A preferred stock shall be entitled to receive a per share dividend equal to the number of shares of common equity on which such common dividend is declared into which each share of Series A preferred stock is convertible on the record date, multiplied by the amount of cash or property paid, or by the number of shares of capital stock issued. As of March 31, 2002, the Series C preferred shares accumulated dividends in arrears of $1,000. Of the dividends in arrears at March 31, 2002, the Company anticipates a dividend payment of one Series C preferred share at the liquidation price of $1,000 per share.

Liquidation -- The Series C preferred stock ranks senior to common stock and has a liquidation preference of $1,000 per share plus all declared and unpaid dividends which totals $1,001,000 at March 31, 2002.

Mandatory Redemption -- The Series C preferred stock is redeemable at any time after April 1, 2007 at the option of the holders of the Series C preferred stock. The redemption price is equal to $1,000 per share to the extent the Company has funds legally available for such payment. If the Company does not have funds available, at the option of the holders of the Series C preferred stock, the Series C preferred stock can be converted into a debt obligation of the Company in a form acceptable to the holders of the Series C preferred stock.

Warrants

In connection with the Series C preferred stock transaction, the Investor received warrants to purchase shares of the Company's common stock. The number of warrants is 25% of the number of common shares into which the Series C preferred stock is convertible. Therefore, if this transaction is approved by the shareholders and the common stock continues to be listed on Nasdaq, the Investor will receive warrants to purchase 387,357 shares of common stock. If this transaction is not approved by the shareholders, or if the common stock is no longer listed on Nasdaq, the Investor will receive warrants to purchase 417,153 shares of common stock. In either case, the exercise price of the warrants is $1.265, and the warrants will have a term of five years during which they can be exercised. The value of the warrants issued was estimated to be $259,000. The warrant has been recorded as an increase to common stock.

NOTE 9 - Legal Matters

     On May 30, 2001, the Company was served with an arbitration demand from Gregg K. Hobbs, a former employee. The arbitration demand alleges that the Company breached provisions in the original September 30, 1995 separation agreement, executed between Gregg K. Hobbs and the Company. An arbitration date of April 29, 2002 was set and rescheduled to August 19, 2002 to resolve this matter. Although the Company believes it did not breach the September 30, 1995 agreement, and will actively defend its position, no guarantee can be given on the ultimate outcome. Management does not believe the results of this arbitration will have a material impact on the Company's financial position or results of operations.